  As filed with the Securities and Exchange Commission on September 30, 1998
                                                               File No. 333-
                                                               File No. 811-4961

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

          Pre-Effective Amendment No. ___    [_]
          Post-Effective Amendment No.       [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]
          Amendment No. 18    [X]

                    SAFECO DEFERRED VARIABLE ANNUITY ACCOUNT
              (formerly WM Life Deferred Variable Annuity Account)
                           (Exact Name of Registrant)

                         SAFECO LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             15411 N.E. 51st Street
                           Redmond, Washington 98052
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (425) 867-8000

                          William E. Crawford, Esquire
                         SAFECO Life Insurance Company
                             15411 N.E. 51st Street
                           Redmond, Washington 98052
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                         Frederick R. Bellamy, Esquire
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2415

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

The Registrant hereby amends this Registration Statement on such dates as may be neccassary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Variable Annuity Contracts

                             CROSS REFERENCE SHEET
                      Pursuant to Rules 481(a) and 495(a)

Showing location in Part A (prospectus) and Part B (Statement of Additional Information) of registration statement of information required by Form N-4

PART A

ITEM OF FORM N-4                          PROSPECTUS CAPTION

1.  Cover Page . . . . . . . . . . . .    Cover Page

2.  Definitions. . . . . . . . . . . .    Glossary

3.  Synopsis . . . . . . . . . . . . .    Introduction

4.  Condensed Financial Information. .    Condensed Financial Information

5.  General

    (a) Depositor. . . . . . . . . . .    SAFECO Life Insurance Company
    (b) Registrant . . . . . . . . . .    The Variable Account
    (c) Portfolio Company. . . . . . .    Composite Deferred Series, Inc.
     . . . . . . . . . . . . . . . . .    Scudder Variable Life Investment Fund
    (d) Fund Prospectus. . . . . . . .    Composite Deferred Series, Inc.
     . . . . . . . . . . . . . . . . .    Scudder Variable Life Investment Fund
    (e) Voting Rights. . . . . . . . .    Voting Rights
    (f) Administrators . . . . . . . .    Contract Maintenance Charge

6.  Deductions and Expenses

    (a) General. . . . . . . . . . . .    Charges and Other Deductions
    (b) Sales Load % . . . . . . . . .    Contingent Deferred Sales Charge
    (c) Special Purchase Plan. . . . .    Not Applicable
    (d) Commissions. . . . . . . . . .    Sales Commission
    (e) Expenses - Registrant. . . . .    Variable Account Expenses
    (f) Fund Expenses  . . . . . . . .    Composite Deferred Series, Inc.
     . . . . . . . . . . . . . . . . .    Scudder Variable Life Investment Fund

7.  Contracts

    (a) Persons with Rights. . . . . .    The Contracts; Death Benefits; Annuity
                                          Payments; Voting Rights; Assignments;
                                          Beneficiary; Contract Owner
    (b)(i) Allocation of Purchase
           Payments. . . . . . . . . .    Allocation of Purchase Payments
      (ii) Transfers . . . . . . . . .    Transfers
     (iii) Exchanges . . . . . . . . .    N/A
    (c) Changes. . . . . . . . . . . .    Modifications

    (d) Inquiries. . . . . . . . . . .    Customer Inquiries

8.  Annuity Period . . . . . . . . . .    Annuity Payments

9.  Death Benefit. . . . . . . . . . .    Death Benefits

10. Purchases and Contract Value

    (a) Purchases. . . . . . . . . . .    Purchase of the Contracts; Crediting
                                          of Purchase Payments
    (b) Valuation. . . . . . . . . . .    Value of Variable Account Accumulation
                                          Units
    (c) Daily Calculation. . . . . . .    Value of Variable Account Accumulation
                                          Units
    (d) Underwriter. . . . . . . . . .    SAFECO Securities, Inc.

11. Redemptions

    (a) - By Owners. . . . . . . . . .    Surrenders and Withdrawals
        - By Annuitant . . . . . . . .    Annuity Options

    (b) Texas ORP. . . . . . . . . . .    N/A
    (c) Check Delay. . . . . . . . . .    N/A
    (d) Lapse. . . . . . . . . . . . .    N/A
    (e) Free Look. . . . . . . . . . .    N/A

12. Taxes. . . . . . . . . . . . . . .    Federal Tax Matters

13. Legal Proceedings. . . . . . . . .    N/A

14. Table of Contents for the
    Statement of Additional
    Information. . . . . . . . . . . .    Table of Contents of the Statement of
                                          Additional Information

PART B

ITEM OF FORM N-4                          PART B CAPTION

15. Cover Page . . . . . . . . . . . .    Cover Page

16. Table of Contents. . . . . . . . .    Table of Contents

17. General Information and
    History. . . . . . . . . . . . . .    SAFECO Life Insurance Company

18. Services

    (a) Fees and Expenses of

        Registrant . . . . . . . . . .    Contract Maintenance Charge
    (b) Management Contracts . . . . .    Contract Maintenance Charge
    (c) Custodian. . . . . . . . . . .    Safekeeping of the Variable Account's
                                          Assets
        Independent Public
        Accountant . . . . . . . . . .    Independent Auditors
    (d) Assets of Registrant . . . . .    Safekeeping of the Variable Account's
                                          Assets
    (e) Affiliated Persons . . . . . .    N/A
    (f) Principal Underwriter. . . . .    SAFECO Securities, Inc.

19. Purchase of Securities
    Being Offered. . . . . . . . . . .    Purchase of Contracts
    Offering Sales Load. . . . . . . .    N/A

20. Underwriters . . . . . . . . . . .    SAFECO Securities, Inc.

21. Calculation of Performance
    Data . . . . . . . . . . . . . . .    Performance Data

22. Annuity Payments . . . . . . . . .    Annuity Payments

23. Financial Statements . . . . . . .    Financial Statements

PART C -- OTHER INFORMATION

ITEM OF FORM N-4                          PART C CAPTION

24. Financial Statements and
    Exhibits . . . . . . . . . . . . .    Financial Statements and Exhibits
      (a) Financial Statements . . . .    (a) Financial Statements
      (b) Exhibits . . . . . . . . . .    (b) Exhibits

25. Directors and Officers of
    the Depositor. . . . . . . . . . .    Directors and Officers of the
                                          Depositor

26. Persons Controlled By or Under
    Common Control with the Depositor
               or Registrant . . . . .    Persons Controlled By or under Common
                                          Control with the Depositor or
                                          Registrant

27. Number of Contract Owners. . . . .    Number of Contract Owners

28. Indemnification. . . . . . . . . .    Indemnification

29. Principal Underwriters . . . . . .    Relationship of Principal Underwriter
                                          to other Investment Companies

30. Location of Accounts and
    Records. . . . . . . . . . . . . .    Location of Accounts and Records

31. Management Services. . . . . . . .    Management Services
32. Undertakings . . . . . . . . . . .    Undertakings

        INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                    SAFECO DEFERRED VARIABLE ANNUITY ACCOUNT
                                      AND
                         SAFECO LIFE INSURANCE COMPANY
                                ----------------

                   HOME OFFICE:                                    ANNUITY SERVICE OFFICE:
           SAFECO Life Insurance Company                        SAFECO Life Insurance Company
              15411 N.E. 51st Street                           Retirement Services Department
                 Redmond, WA 98052                                     P.O. Box 34690
      Tel: 1-800-426-7649  Fax: 425-867-8793                       Seattle, WA 98124-1690

    This Prospectus describes the Flexible Premium Deferred Variable Annuity Contract ("Contract") offered by SAFECO Life Insurance Company (the "Company"). SAFECO Securities, Inc. ("SSI") or other authorized representatives ("Distributor") are the distributor of the Contracts.

    The Contract is primarily designed to aid you in long-term financial planning and generally can be used for retirement planning regardless of whether your plan qualifies for special federal income tax treatment. The Contract has the flexibility to allow you to shape an annuity to fit your particular needs. Under the Contract, you can allocate your cash value to the SAFECO Life Deferred Variable Annuity Account (the "Variable Account"), where it will reflect the investment experience of one or more selected mutual fund portfolios, or to the Fixed Account, where it will earn at least a guaranteed minimum rate. The following mutual fund portfolios are available through the Variable Account:

          COMPOSITE DEFERRED SERIES, INC:                  SCUDDER VARIABLE LIFE INVESTMENT FUND:
            Growth and Income Portfolio                           Capital Growth Portfolio
                Northwest Portfolio                                International Portfolio
                 Income Portfolio                                  Money Market Portfolio

    These mutual fund portfolios should not be confused with any similarly named mutual fund portfolios that are available directly to the public without purchasing a Contract.

    This Prospectus is a concise statement of the relevant information about the Variable Account that you should know before making a decision to purchase the Contract. Additional information about the Contracts is contained in the Statement of Additional Information, which is dated the same date as this Prospectus, and has been filed with the Securities and Exchange Commission. If you wish to receive the Statement of Additional Information, you may obtain a free copy by writing or calling the Company at the address and telephone number above. The Table of Contents of the Statement of Additional Information is on page 26 of this Prospectus. The Statement of Additional Information has been incorporated by reference into this Prospectus.

    This Prospectus and the Statement of Additional Information generally describe only the variable portion of the Contract.

    This Prospectus is valid only when accompanied by current prospectuses for the Composite Deferred Series, Inc. and the Scudder Variable Life Investment Fund. Contract Owners may have voting rights in those mutual funds.

    CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. CONTRACTS INVOLVE CERTAIN INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     Please Read This Prospectus Carefully and Keep It For Future Reference

               The Date Of This Prospectus Is             , 1998

                 The Contracts Are Not Available In All States.
  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER
          PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY
         REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN
            THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR
               MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS
                          MUST NOT BE RELIED UPON.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
GLOSSARY..................................................................     5

INTRODUCTION..............................................................     7

CONDENSED FINANCIAL INFORMATION...........................................    11

FINANCIAL STATEMENTS......................................................    12

SAFECO LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT....................    12
  SAFECO Life Insurance Company...........................................    12
  The Variable Account....................................................    12
  The Composite Deferred Series, Inc......................................    13
  The Scudder Variable Life Investment Fund...............................    14

VOTING RIGHTS.............................................................    14

THE CONTRACTS.............................................................    15
  Purchase of the Contracts...............................................    15
  Crediting of Purchase Payments..........................................    15
  Allocation of Purchase Payments.........................................    15
  Value of Variable Account Accumulation Units............................    15
  Transfers...............................................................    15
  Surrenders and Withdrawals..............................................    16
  Default.................................................................    17
  Contracts Issued Prior to February 15, 1995.............................    17

CHARGES AND OTHER DEDUCTIONS..............................................    17
  Deductions from Purchase Payments.......................................    17
  Contract Maintenance Charge.............................................    17
  Mortality and Expense Risk Charge.......................................    17
  Contingent Deferred Sales Charge........................................    18
  Sales Commission........................................................    18
  Taxes...................................................................    18
  Composite Deferred Series, Inc. ("Composite Fund") Expenses.............    19
  Scudder Variable Life Investment Fund ("Scudder Fund") Expenses.........    19

ANNUITY PAYMENTS..........................................................    19
  Annuity Date............................................................    19
  Annuity Options.........................................................    19
  Fixed Annuity Payments..................................................    20

PERFORMANCE DATA..........................................................    20

GENERAL MATTERS...........................................................    21
  Contract Owner..........................................................    21
  Beneficiary.............................................................    21
  Death Benefits..........................................................    21
  Required Distributions..................................................    22
  Delay of Payments.......................................................    22
  Assignments.............................................................    22
  Modifications...........................................................    22
  Customer Inquiries......................................................    23

                                                                            PAGE
                                                                            ----
FEDERAL TAX MATTERS.......................................................    23
  Introduction............................................................    23
  Taxation of Annuities in General........................................    23

YEAR 2000.................................................................    25

STATEMENT OF ADDITIONAL INFORMATION.......................................    25

    This Prospectus generally describes only the Contracts and the Variable Account, and not the Fixed Account. The Statement of Additional Information contains more information regarding the Fixed Account.

                                    GLOSSARY

ACCUMULATION UNIT--An accounting unit used to calculate the Contract Value prior to the Annuity Date. The Fixed Account and each Sub-Account of the Variable Account have their own distinct Accumulation Unit values.

AGE--Age on last birthday.

ANNUITANT--A person whose life determines the duration of annuity payments involving life contingencies. "Annuitant" may include a Joint Annuitant.

ANNUITY DATE--The date Annuity Payments are to begin under the Contract.

ANNUITY PAYMENTS--A series of periodic annuity payments made by the Company to the Annuitant or Beneficiary.

BENEFICIARY--The person to whom benefits will be paid upon the Owner's death. In the event a beneficiary is not named, the Company will treat the estate of the Contract Owner as the beneficiary.

COMPANY--The issuer of the Contract, SAFECO Life Insurance Company.

CONTINGENT DEFERRED SALES CHARGE--The charge that may be assessed by the Company on surrender or partial withdrawals of the Contract Value.

CONTRACT--The flexible premium deferred variable annuity contract that is described in this prospectus.

CONTRACT ANNIVERSARY--An anniversary of the date that the Contract was issued to the Contract Owner.

CONTRACT OWNER ("OWNER," "YOU," OR "YOUR")--Unless otherwise provided by notice to the Company, the Owner is as stated in the application. The Owner may, during his or her lifetime and while this Contract is in force: (a) assign or surrender the Contract; (b) amend the Contract, with the Company's consent; (c) exercise any right conferred by the Contract; (d) exchange the Contract for another annuity contract issued by the Company, subject to the Company's requirements; or (e) within thirty days of the death of any Annuitant prior to the Annuity Date, name a new Annuitant upon notice to the Company. If an Annuitant is not named in this time, the Owner will be deemed the Annuitant.

CONTRACT VALUE--The sum of the value of all Accumulation Units under a Contract.

CONTRACT YEAR--The one year period commencing on either the Issue Date or a Contract Anniversary.

DEATH BENEFIT--The amount payable to the Beneficiary on the death of the Owner so long as the death occurs on or before the Annuity Date.

DESIGNATED BENEFICIARY--The Internal Revenue Code may require distribution of the Contract Value to the Designated Beneficiary. This is the person who is (a) the named Beneficiary, or (b) if no Beneficiary is named, the Joint Owner who becomes the Owner, or (c) if neither of the above, the Owner's estate.

DUE PROOF OF DEATH--One of the following: (a) a copy of a certified death certificate; (b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the deceased; or (d) any other proof satisfactory to the Company.

ELIGIBLE PORTFOLIOS--The mutual fund portfolios of the Composite Deferred Series, Inc. and the Scudder Variable Life Investment Fund which are available through this Prospectus. The Composite Deferred Series, Inc. offers three portfolios through this prospectus: the Growth and Income Portfolio, the Income Portfolio and the Northwest Portfolio. The Scudder Variable Life Investment Fund offers three portfolios through this prospectus: the Capital Growth Portfolio, the International Portfolio and the Money Market Portfolio.

FIXED ACCOUNT--All assets of the Company other than those in a separate investment account.

FIXED ANNUITY--An annuity with payments having a guaranteed amount.

INVESTMENT ALTERNATIVE--The Fixed Account or any of the available Sub-Accounts of the Variable Account.

JOINT ANNUITANT--The person, along with the Annuitant, whose life determines the duration of annuity payments under a joint and last survivor annuity. The Joint Annuitant is the person who will become the Annuitant if the Annuitant dies prior to the Annuity Date.

NET INVESTMENT FACTOR--The factor for a particular Sub-Account used to determine the value of an Accumulation Unit in any Valuation Period.

NON-QUALIFIED CONTRACTS--Contracts that do not qualify for special federal income tax treatment.

PURCHASE PAYMENTS--The amounts paid by the Contract Owner to the Company.

QUALIFIED CONTRACTS--Contracts issued under plans that qualify for special federal income tax treatment.

SUB-ACCOUNT--A sub-division of the Variable Account. Each Sub-Account invests exclusively in shares of an Eligible Portfolio.

TRANSFER CHARGE--This charge applies only to transfers from the Fixed Account. The amount of the charge is the lesser of 6% or the applicable Contingent Deferred Sales Charge on amounts transferred in excess of the 25% which may be transferred without charge under certain circumstances.

VALUATION DATE--Each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD--The period between successive Valuation Dates, commencing at the close of business of each Valuation Date (1:00 p.m. Pacific Time) and ending at the close of business of the next succeeding Valuation Date.

VARIABLE ACCOUNT--SAFECO Deferred Variable Annuity Account, a separate investment account established by the Company to receive and invest the Purchase Payments paid under the Contracts.

                                  INTRODUCTION

1.  WHAT IS THE PURPOSE OF THE CONTRACT?

    The Contract allows you to accumulate funds at rates that reflect the investment performance of one or more mutual fund portfolios and to receive Annuity Payments, if desired. THERE IS NO ASSURANCE THAT THIS GOAL WILL BE ACHIEVED. In attempting to achieve this goal, the Contract Owner can allocate Purchase Payments to one or more of the Eligible Portfolios of the Variable Account, or to the Fixed Account. The Contract Owner may bear the entire investment risk under this Contract because Contract Values may depend on the investment experience of selected Eligible Portfolios. See "Value of Variable Account Accumulation Units," page 15.

2.  WHAT TYPES OF INVESTMENTS UNDERLIE THE VARIABLE ACCOUNT?

    The Variable Account currently invests exclusively (1) in shares of the Composite Deferred Series, Inc., (the "Composite Fund"), a mutual fund managed by Composite Research & Management Co. ("Composite Research"), a wholly owned subsidiary of Washington Mutual, Inc., and (2) in shares of the Scudder Variable Life Investment Fund (the "Scudder Fund"). The Composite Fund has three Eligible
Portfolios: The Growth and Income Portfolio, the Northwest Portfolio, and the Income Portfolio. (The Company intends to eliminate these Portfolios of the Composite Fund and substitute other mutual fund portfolios in the near future.) The Scudder Fund has three Eligible Portfolios: the Capital Growth Portfolio, the International Portfolio, and the Money Market Portfolio. The assets of each Eligible Portfolio are held separately from the other Eligible Portfolios and each has distinct investment objectives and policies which are described in the accompanying prospectuses for the Eligible Portfolios.

3.  HOW DO I PURCHASE A CONTRACT?

    The Contract is no longer available for purchase. You may continue to make subsequent Purchase Payments of at least $100 at any time.

4.  HOW DO I ALLOCATE PURCHASE PAYMENTS?

    On your application, you allocated your Purchase Payment among the Fixed Account and the six currently available Sub-Accounts (i.e., Growth and Income, Northwest, Income, Capital Growth, International and Money Market). All allocations were in whole numbers and totaled 100%. Allocations may be changed by notifying the Company in writing. See "Allocation of Purchase Payments", page 15.

5.  CAN I TRANSFER AMOUNTS BETWEEN THE INVESTMENT ALTERNATIVES?

    Prior to the Annuity Date, unlimited free transfers may be made from the Sub-Accounts of the Variable Account at any time. These transfers must be at least $1,000 or the entire amount in that Sub-Account if it is less than $1,000. Limited free transfers may also be made from the Fixed Account. Any time six months after the Issue Date and once each Contract Year, up to 25% of the Fixed Account portion of the Contract Value may be transferred to the Variable Account free of charge, so long as no transfer from the Fixed Account has occurred in the previous six-month period. Other transfers from the Fixed Account will be subject to a Transfer Charge. No transfers may be made after the Annuity Date. See "Transfers", page 15.

6.  CAN I GET MY MONEY IF I NEED IT?

    All or part of the Contract Value can be withdrawn at any time prior to or at the earlier of the Owner's death or the Annuity Date. Amounts withdrawn may be subject to a Contingent Deferred Sales Charge of 0% to 7% depending on the year of withdrawal. Up to ten percent of the total Contract Value may be withdrawn without a contingent deferred sales charge once per Contract Year each year after the first.

Withdrawals may be taxable and a penalty tax may be imposed on withdrawals. See "Surrenders and Withdrawals," page 16, and "Taxation of Annuities in General," pages 23 and 24.

7.  WHAT ARE THE CHARGES AND DEDUCTIONS UNDER THE CONTRACT?

    The Company currently does not deduct sales charges at the time of investment. However, a Contingent Deferred Sales Charge of up to 7% of the Purchase Payment withdrawn may apply to certain withdrawals. The Company deducts an annual charge of $30.00 for maintaining the Contract ("Contract Maintenance Charge"). See "Contract Maintenance Charge," page 17, for how and when this charge is deducted. To meet its death benefit obligations and to pay expenses not covered by the Contract Maintenance Charge, the Company deducts a daily charge equal on an annual basis to 1.20% of the Contract's daily net assets. See "Mortality and Expense Risk Charge," page 17. Transfers from the Fixed Account may be subject to a charge equal to 6% of the amount transferred. See "Transfers," page 15.

    Additional deductions may be made for premium taxes at the time such taxes are incurred. The Company reserves the right to deduct charges for other types of taxes, although currently no such deductions are made. See "Taxes," page 18.

                             CHARGES AND DEDUCTIONS

    The following table summarizes these charges and deductions, as well as the fees and expenses of the Eligible Portfolios. These figures assume the entire Contract Value is in the Variable Account.

Sales Load Imposed on Purchases......................       None

CONTRACT OWNER TRANSACTION EXPENSES(1)
Sales Transfer Fees(2)...............................       None
Surrender Fees.......................................       None

Contingent Deferred Sales Charge
(as a % of purchase payments withdrawn)

Less than 3 years....................................          7%
3 years, but less than 4 years.......................          6%
4 years, but less than 5 years.......................          5%
5 years, but less than 6 years.......................          3%
6 years, but less than 7 years.......................          1%
7 years or more......................................          0%
Annual Contract Maintenance Charge(3)................  $      30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a % of average Contract Value)

Mortality and Expense Risk Charge....................       1.20%
Administrative Charge................................       None
                                                       ---------
Total Variable Account Annual Expenses...............       1.20%
                                                       ---------
                                                       ---------

------------------------

(1) Premium taxes are not shown. The current range of premium taxes in jurisdictions which the Contracts are made available is from 0% to 4%. (See "Taxes," page 18).

(2) Transfers from the Fixed Account may be subject to a Transfer Charge of up to 6%. (See "Transfers," page 15.)

(3) The Company will waive the annual Contract Maintenance Charge if the account value is $25,000 or greater on the Contract Anniversary.

ELIGIBLE PORTFOLIO ANNUAL EXPENSES

(as a % of average account value)(4)

                                                              ADVISORY   12B-1    OTHER      TOTAL
                                                                FEES     FEES    EXPENSES   EXPENSES
                                                              --------   -----   --------   --------
COMPOSITE FUND
Growth and Income Portfolio.................................     .50%     --        .09%       .59%
Northwest Portfolio.........................................     .50%     --        .18%       .68%
Income Portfolio............................................     .50%     --        .20%       .70%

SCUDDER FUND
Capital Growth Portfolio....................................     .47%     .25%      .03%       .75%
International Portfolio.....................................     .83%     .25%      .16%      1.24%
Money Market Portfolio......................................     .37%     --        .09%       .46%

    The purpose of this Table is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly and indirectly. The Table reflects historical charges and expenses of the Separate Account of the Growth and Income, Northwest, Income, Capital Growth, International, and Money Market Portfolios for year ended December 31, 1997. Charges and expenses may be higher or lower in future years. Additional deductions may be made for taxes. For more information on the charges described in this Table, see "Charges and Deductions," page 17, and the portfolios' prospectuses which accompany this Prospectus.

EXAMPLES

    An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and expenses of the Portfolios for 1997:

1.  If you surrender your Contract at the end of the applicable time period:

SUB-ACCOUNT                                                1 YEAR     3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------  ---------  ---------  ---------  -----------
Growth and Income.......................................      83.34     119.16     134.59      223.27
Northwest...............................................      85.19     121.75     139.08      232.72
Income..................................................      85.38     122.33     140.07      234.80
Capital Growth..........................................      85.85     123.76     142.55      240.00
International...........................................      90.45     137.70     166.50      289.51
Money Market............................................      83.12     115.41     128.08      209.46

2. If you annuitize at the end of the applicable time period, or if you do not surrender or annuitize your Contract:

SUB-ACCOUNT                                                1 YEAR     3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------  ---------  ---------  ---------  -----------
Growth and Income.......................................      19.40      60.00     103.16      223.27
Northwest...............................................      20.30      62.75     107.78      232.72
Income..................................................      20.50      63.35     108.80      234.80
Capital Growth..........................................      21.00      64.87     111.35      240.00
International...........................................      25.91      76.65     136.04      289.51
Money Market............................................      18.09      56.03      96.45      209.46

------------------------

(4) The expenses shown above are assessed at the underlying fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These expenses are taken into consideration in computing each portfolio's net asset value, which is the share price used to calculate the Variable Account's unit value.

    THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND THE ACTUAL EXPENSES PAID MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE $30 ANNUAL CONTRACT MAINTENANCE CHARGE IS REFLECTED IN THESE EXAMPLES AS A CHARGE OF .120%, BASED ON AN AVERAGE CONTRACT VALUE OF $25,000.

8.  WHAT ANNUITY OPTIONS ARE AVAILABLE UNDER THE CONTRACT?

    The Annuitant must receive Annuity Payments on a completely fixed basis. The Contract Owner has some flexibility in choosing when Annuity Payments begin. Payments must begin by the later of the month following the Annuitant's 85th birthday or the 10th Contract Anniversary. See "Annuity Payments," page 19, and "Annuity Date," page 19.

    Three Annuity Options are listed in the Contract: (1) payments for life but with 120 monthly payments certain; (2) payments for the life of the Annuitant and Joint Annuitant; and (3) payments for a specified period. Other options are available at the Company's discretion; however, Contingent Deferred Sales Charges may apply if Annuity Payments are made for a specified period of less than 120 months.

    Federal tax law may limit the availability of annuity options. See "Annuity Options," page 19.

9.  DOES THE CONTRACT PAY ANY DEATH BENEFITS?

    Death benefits will be paid to the Beneficiary if the Owner dies before the Annuity Date. Death benefits after the Annuity Date, if any, depend on the Annuity Option chosen. See "Death Benefits," page 21.

10. IS THERE ANY TIME WHEN THE CONTRACT VALUE MUST BE DISTRIBUTED PRIOR TO THE ANNUITY DATE?

    If any Contract Owner dies prior to the Annuity Date and the Designated Beneficiary is not the spouse of the deceased owner, federal tax laws require distribution of the Contract Value within five years after the death of the Contract Owner. Contingent Deferred Sales Charges may apply to distributions not qualifying as a death benefit. See "Required Distribution," page 22.

11. ARE THERE ANY SHORT-TERM CANCELLATION RIGHTS?

    Contract Owners may cancel a Contract any time within 10 days after receipt (or longer, if required by law) of the Contract. Subject to the requirements of any tax-qualified plan, and in accordance with applicable state law, the Company will return either the Purchase Payment or any Purchase Payments allocated to the Fixed Account, plus any Purchase Payments allocated to the Variable Account, adjusted to reflect net investment gain or loss that occurred from the date of allocation through the date of cancellation.

12. DOES THE CONTRACT OWNER HAVE ANY VOTING RIGHTS UNDER THE CONTRACT?

    The Contract Owner may have the right to instruct the Company how to vote shares of any Eligible Portfolio attributable to the Contract. See "Voting Rights," page 14.

                        CONDENSED FINANCIAL INFORMATION

    The Accumulation Unit Values and the number of Accumulation Units outstanding for each Sub-Account are shown below.

                         GROWTH AND INCOME SUB-ACCOUNT

                                                 ACCUMULATION UNIT       ACCUMULATION UNIT
                                                       VALUE                   VALUE           UNITS OUTSTANDING
FOR THE YEARS ENDED DECEMBER 31,               AT BEGINNING OF PERIOD     AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  ----------------------  ----------------------  -----------------
1988.........................................       $  13.269666            $  15.550317            86,088.8700
1989.........................................       $  15.550317            $  17.066620           112,858.3629
1990.........................................       $  17.066620            $  16.038440           129,029.0207
1991.........................................       $  16.038440            $  19.933651           200,515.1720
1992.........................................       $  19.933651            $  21.779677           337,823.9280
1993.........................................       $  21.779677            $  23.134830           480,444.5897
1994.........................................       $  23.134830            $  23.488002           599,699.6262
1995.........................................       $  23.488002            $  31.036917           784,123.9148
1996.........................................       $  31.036917            $  37.430940         1,102,088.6226
1997.........................................       $  37.430940            $  47.956752         1,188,292.7224

                               INCOME SUB-ACCOUNT

                                                 ACCUMULATION UNIT       ACCUMULATION UNIT
                                                       VALUE                   VALUE           UNITS OUTSTANDING
FOR THE YEARS ENDED DECEMBER 31,               AT BEGINNING OF PERIOD     AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  ----------------------  ----------------------  -----------------
1988.........................................       $  15.405389            $  16.722149           201,358.5798
1989.........................................       $  16.722149            $  18.195754           196,494.4114
1990.........................................       $  18.195754            $  19.492740           190,007.4209
1991.........................................       $  19.492740            $  22.322568           192,692.8965
1992.........................................       $  22.322568            $  23.585839           257,438.8000
1993.........................................       $  23.585839            $  25.630161           350,949.9905
1994.........................................       $  25.630161            $  24.180377           443,479.9661
1995.........................................       $  24.180377            $  28.646883           526,873.5025
1996.........................................       $  28.646883            $  28.977614           596,682.7576
1997.........................................       $  28.977614            $  31.676875           577,882.8896

                            NORTHWEST SUB-ACCOUNT(5)

                                                 ACCUMULATION UNIT       ACCUMULATION UNIT
                                                       VALUE                   VALUE           UNITS OUTSTANDING
FOR THE YEARS ENDED DECEMBER 31,               AT BEGINNING OF PERIOD     AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  ----------------------  ----------------------  -----------------
1993.........................................       $  15.000000            $  15.575019           142,835.7121
1994.........................................       $  15.575019            $  15.210163           278,028.5056
1995.........................................       $  15.210163            $  18.953257           366,604.9274
1996.........................................       $  18.953257            $  22.886917           530,060.0500
1997.........................................       $  22.886917            $  30.058266           633,794.7227

------------------------

(5) The Northwest Portfolio commenced operations on January 1, 1993, and was not available to Contract Owners prior to 1993. The Company voluntarily reimbursed the Northwest Portfolio for all its operating expenses and waived the Mortality and Expense Risk Fees during 1993. Composite Research voluntarily charged no management fees to the Northwest Portfolio during 1993. These practices were discontinued on January 1, 1994.

                          CAPITAL GROWTH SUB-ACCOUNT*

                                                                          ACCUMULATION UNIT
                                               ACCUMULATION UNIT VALUE          VALUE           UNITS OUTSTANDING
FOR THE YEAR ENDED DECEMBER 31,                AT BEGINNING OF PERIOD      AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  -----------------------  ----------------------  -----------------
1997.........................................         $   15.00              $  18.441781            30,619.3146

                           INTERNATIONAL SUB-ACCOUNT*

                                                                          ACCUMULATION UNIT
                                               ACCUMULATION UNIT VALUE          VALUE           UNITS OUTSTANDING
FOR THE YEAR ENDED DECEMBER 31,                AT BEGINNING OF PERIOD      AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  -----------------------  ----------------------  -----------------
1997.........................................         $   15.00              $  15.658668            22,194.9609

                           MONEY MARKET SUB-ACCOUNT*

                                                 ACCUMULATION UNIT       ACCUMULATION UNIT
                                                       VALUE                   VALUE           UNITS OUTSTANDING
FOR THE YEAR ENDED DECEMBER 31,                AT BEGINNING OF PERIOD     AT END OF PERIOD     AT END OF PERIOD
---------------------------------------------  ----------------------  ----------------------  -----------------
1997.........................................       $      15.00            $  15.407070             9,728.7527

------------------------

*   Sub-Account was not available to Contract Owners prior to 1997.

                              FINANCIAL STATEMENTS

    The financial statements of the SAFECO Deferred Variable Annuity Account and SAFECO Life Insurance Company are not part of this prospectus, but may be found in the Statement of Additional Information, which is available upon request.

             SAFECO LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT

SAFECO LIFE INSURANCE COMPANY

    The Company is the issuer of the Contract. The Company is a stock life insurance company that was organized under the laws of Washington on January 23, 1957. The Company writes individual and group life, accident and health insurance and annuities. The Company is currently licensed to do business in the District of Columbia and all states except New York. The Company is a wholly owned subsidiary of SAFECO Corporation which is a holding company whose subsidiaries are engaged primarily in insurance and financial service businesses. The Company's home office is located at 15411 N.E. 51st Street, Redmond, Washington 98052.

    WM Life Insurance Company was the original issuer of the Contract. On December 31, 1997, WM Life Insurance Company was acquired by and became a wholly owned subsidiary of the Company. Effective June 30, 1998, WM Life Insurance Company was merged into the Company.

THE VARIABLE ACCOUNT

    The Variable Account (formerly known as WM Life Deferred Variable Annuity Account) was established on December 23, 1986, and is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 and meets the definition of a Separate Account under Federal Securities laws. Such registration does not signify that the Commission supervises the management or investment practices or policies of the Variable Account. The investment performance of the Variable Account is entirely independent of both the investment performance of the Company's general account and the performance of any other separate account.

    The assets of the Variable Account are held separately from the other assets of the Company. They are not chargeable with liabilities incurred in the Company's other business operations (except to the extent that they exceed the reserves and other liabilities of the Account). Accordingly, the income, capital gains and capital losses, realized or unrealized, incurred on the assets of the Variable Account are credited to or charged against the assets of the Variable Account, without regard to the income, capital gains or capital losses arising out of any other business the Company may conduct.

    The Variable Account currently has six active Sub-Accounts--Growth and Income, Northwest, Income, Capital Growth, International and Money Market--each of which invests solely in its corresponding portfolio of either the Composite Deferred Series, Inc. or the Scudder Variable Life Investment Fund. Additional Sub-Accounts may be added at the discretion of the Company.

    The Sub-Accounts invest directly in the corresponding Eligible Portfolios. Each of these Eligible Portfolios was formed as an investment vehicle for insurance company separate accounts. The investment objectives and policies of certain Eligible Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Eligible Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

    The Company cannot guarantee and does not represent that shares of the currently Eligible Portfolios will always be available for new investments or for transfers. The Company retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for the Eligible Portfolio shares held by any Sub-Account of the Variable Account. The Company reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of the Composite Fund or the Scudder Fund, or of another open-end, registered investment company, if the shares of the Eligible Portfolio are no longer available for investment, or if, in the Company's judgment, investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Variable Account, or for other reasons. Substitutions of shares attributable to a Contract Owner's interest in a Sub-Account will not be made until the Owner has been notified of the change, and until the Commission has approved the change, to the extent such notification and approval is required by the Investment Company Act of 1940. Nothing contained in the prospectus or Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

THE COMPOSITE DEFERRED SERIES, INC.

    The Variable Account invests in the Composite Deferred Series, Inc. (the "Composite Fund"). The Composite Fund has three Eligible Portfolios available for investment: the Growth and Income Portfolio, the Northwest Portfolio, and the Income Portfolio. Each portfolio has different investment objectives and policies and operates as a separate investment fund.

    The Growth and Income Portfolio seeks, as its primary objective, growth of capital through investments in common stock and as a secondary objective income when consistent with its primary objective.

    The Northwest Portfolio invests in a portfolio of common stocks selected from companies doing business in or located in the Northwestern United States (Alaska, Idaho, Montana, Oregon, and Washington).

    The Income Portfolio seeks, as its primary objective, to earn a high level of current income by investing in a professionally managed portfolio consisting principally of fixed-income securities and, as a secondary objective, capital appreciation when consistent with its primary objective.

    Composite Research & Management Co. ("Composite Research"), is the investment manager of the Composite Deferred Series, Inc. As compensation for investment management services, the Composite Fund pays Composite Research a monthly advisory fee at an annual rate of 0.5% of the daily net assets of the respective portfolios. These expenses are more fully described in the Composite Fund's prospectus attached to this Prospectus.

THE SCUDDER VARIABLE LIFE INVESTMENT FUND

    The Variable Account invests in the Scudder Variable Life Investment Fund (the "Scudder Fund"). The Scudder Fund has three Eligible Portfolios available for investment: the Capital Growth Portfolio, the International Portfolio and the Money Market Portfolio. Each portfolio has different investment objectives and policies and operates as a separate investment fund.

    The Capital Growth Portfolio seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.

    The International Portfolio seeks long-term growth of capital, principally from a diversified portfolio of foreign equity securities.

    The Money Market Portfolio seeks stability and current income from a portfolio of money market instruments. The average portfolio maturity of 90 days or less is an effort to maintain a constant net asset value of $1.00 per share.

    The Scudder Fund retains the investment advisory firm of Scudder Kemper Investments, Inc., a Delaware corporation, to manage each portfolio's daily investment and business affairs subject to the policies established by the Scudder Variable Life Investment Fund Trustees. The Trustees have overall responsibility for the management of the Scudder Fund.

    The Scudder Fund has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the Capital Growth and International Portfolios. Pursuant to the Plan, those portfolios will pay the Scudder Fund's distributor, for remittance to the Company (and other participating insurance companies) for various costs incurred by such insurance companies in connection with the distribution of shares of the portfolio. The Plan provides that the amount of such expenses paid by a portfolio will not exceed, on an annual basis, 0.25% of the average daily assets of the Portfolio.

    THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES. Fund shares are not deposits or obligations of, or endorsed or guaranteed by, any bank, nor are they insured or guaranteed by the Federal Deposit Insurance Corporation, the United States government, or any other agency. Additional information concerning the investment objectives and policies of the portfolios can be found in the current prospectuses for the portfolios accompanying this Prospectus.

    THE PROSPECTUSES OF THE PORTFOLIOS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO A PARTICULAR PORTFOLIO.

                                 VOTING RIGHTS

    The Contract Owner or anyone with a voting interest in the Sub-Account of the Variable Account may instruct the Company on how to vote at shareholder meetings of the portfolios. The Company will solicit and cast each vote according to the procedures set up by the respective mutual fund and to the extent required by law. The Company reserves the right to vote the shares in its own right, if subsequently permitted by the Investment Company Act of 1940, its regulations or interpretations thereof.

    Before the Annuity Date, the Contract Owner holds the voting interest in the Sub-Account. (The number of votes for the Contract Owner will be determined by dividing the Contract Value attributable to a Sub-Account by the net asset value per share of the applicable Eligible Portfolio.) There are no voting rights attributable to Contract Values in the Fixed Account or after the Annuity Date.

                                 THE CONTRACTS

PURCHASE OF THE CONTRACTS

    The Contracts are no longer available for purchase. For outstanding Contracts, subsequent Purchase Payments of at least $100 may be made at any time. Purchase Payments allocated to the Fixed Account may exceed $100,000 in any Contract Year only with prior approval of the Company. The Contracts can be used for both non-qualified and qualified retirement plans or for other financial planning purposes, except that the Contracts cannot be purchased for
Section 403(b) Tax Sheltered Annuities.

CREDITING OF PURCHASE PAYMENTS

    Purchase Payments will be credited to the Contract at the close of the Valuation Period during which the Purchase Payment is received.

ALLOCATION OF PURCHASE PAYMENTS

    On the application the Contract Owner instructed the Company how to allocate the Purchase Payment among the Fixed Account and the six currently available Sub-Accounts (the six "Investment Alternatives"). Purchase Payments may be allocated in whole percents, from 0% to 100%, to any Investment Alternative so long as the total allocation equals 100%. Unless the Contract Owner notifies the Company otherwise, subsequent Purchase Payments are allocated according to the instructions in the application.

    Each Purchase Payment will be credited to the Contract as Fixed Account or Variable Account Accumulation Units equal to the amount of Purchase Payment allocated to each Investment Alternative divided by the Accumulation Unit value for that Investment Alternative next computed after the Purchase Payment is credited to the Contract. For example, if a $10,000 Purchase Payment is credited to the Contract when the Accumulation Value equals $10, then 1,000 Accumulation Units would be credited to the Contract. The Variable Account, in turn, purchases shares of the corresponding Eligible Portfolio.

VALUE OF VARIABLE ACCOUNT ACCUMULATION UNITS

    The Accumulation Units in each Sub-Account of the Variable Account are valued separately. The value of Accumulation Units may change each Valuation Period according to the investment performance of the shares purchased by each Sub-Account and the deduction of certain expenses and charges.

    A Valuation Period is the period between successive Valuation Dates. It begins at the close of business of each Valuation Date and ends at the close of business of the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business.

    The value of an Accumulation Unit in a Sub-Account for any Valuation Period equals the value of the Accumulation Unit as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor for that Sub-Account for the current Valuation Period. The Net Investment Factor is a number representing the change on successive Valuation Dates in the value of Sub-Account assets due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the Mortality and Expense Risk Charge. The Net Investment Factor is described in detail in the Statement of Additional Information.

    The value of Fixed Account Accumulation Units is also discussed in detail in the Statement of Additional Information.

TRANSFERS

    The Contract Owner may transfer funds from the six Sub-Accounts without charge. These transfers must be at least $1,000 or the total amount in the Sub-Account, whichever is less. THE COMPANY

GUARANTEES THAT NO CHARGE WILL EVER BE IMPOSED FOR TRANSFERS FROM THE VARIABLE ACCOUNT.

    Once each Contract Year a portion of Contract Value in the Fixed Account may be transferred to the Variable Account without charge at any time six months after the Issue Date (and prior to the Annuity Date). Up to 25% may be transferred without charge so long as no transfer from the Fixed Account has occurred in the previous six month period. Otherwise, amounts transferred from the Fixed Account will be charged a Transfer Charge of the lesser of the applicable Contingent Deferred Sales Charge or 6% of the amount transferred.

    Transfers may be made pursuant to telephone instructions by calling 1-800-882-8003 or by completing a telephone authorization form provided by the Company. Telephone transfers may not be permitted by some states for their residents who purchase variable annuities. All transfer instructions by telephone are tape recorded. Neither the Company nor its authorized representatives will be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, including, but not limited to, requiring callers to identify themselves as Contract Owner, or representing the Contract Owner, by providing the Owner's name and social security number and other information determined by the Company to be necessary. If the Company fails to follow those procedures, it may be liable for losses caused by unauthorized or fraudulent transactions. Telephone transfers received before 1:00 PM Pacific Time are effected the same day (at that time). Telephone transfers received after 1:00 PM Pacific Time are effected at 1:00 PM the next day (at the next computed value.) The Company may permit the Contract Owner to pre-authorize transfers among Sub-Accounts under certain circumstances. Transfer requests may also be made in writing on a form provided by the Company. No transfers may be made after the Annuity Date.

    Transfers from the Fixed Account or from Sub-Accounts of the Variable Account will be made based on the Accumulation Unit values next computed after the Company receives the transfer request at its Administrative Service Center.

SURRENDERS AND WITHDRAWALS

    The Contract Owner may withdraw all or part of the Contract Value at any time prior to or at the earlier of the Owner's death or the Annuity Date. The amount available for withdrawal is the Contract Value next computed after the Company receives the request for a withdrawal at its Annuity Service Office, less any Contingent Deferred Sales Charges, any Contract Maintenance Charge, and any remaining charge for premium taxes. Withdrawals from the Variable Account will be paid within seven days of receipt of the request, subject to postponement in certain circumstances (see "Delay of Payments," see page 16).

    The minimum partial withdrawal is $1,000. If the Contract Value is less than $1,000, or if the Contract Value after a partial withdrawal would be less than $1,000, then the Company will treat the request as one for a total surrender of the Contract and the entire Contract Value, less any charges and any premium taxes, will be paid out.

    Withdrawals and surrenders may be taxable and subject to a 10% tax penalty. See "Federal Tax Matters" on page 23.

    The total amount paid at surrender may be more or less than the total Purchase Payments due to prior withdrawals, any deductions, and investment performance.

    To complete partial withdrawals, the Company will cancel Accumulation Units in an amount equal to the withdrawal and any Contingent Deferred Sales Charge and premium taxes. The Contract Owner must name the Investment Alternative from which the withdrawal is to be made. If none is named, then the withdrawal will be made first from the Investment Alternative with the largest value, then successively from the next largest Investment Alternative.

DEFAULT

    So long as the Contract Value is not reduced to zero or a withdrawal does not reduce it to less than $1,000, the Contract will stay in force until the Annuity Date even if no Purchase Payments are made after the first Purchase Payment.

CONTRACTS ISSUED PRIOR TO FEBRUARY 15, 1995

    Contracts issued prior to or on February 15, 1995 differ in some respects from the Contracts described in this prospectus. In general, the Contingent Deferred Sales Charge, Death Benefit, annuity options and other general provisions of the contract have been modified. The Statement of Additional Information contains more descriptive information on the nature of these modifications.

                          CHARGES AND OTHER DEDUCTIONS

DEDUCTIONS FROM PURCHASE PAYMENTS

    No deductions other than premium taxes, if any, are currently made from Purchase Payments. Therefore, except for any premium taxes, the full amount of every Purchase Payment is invested in the Investment Alternatives to increase the potential for investment gain. Partial withdrawals or full surrenders, however, may be subject to a Contingent Deferred Sales Charge, as described below.

CONTRACT MAINTENANCE CHARGE

    A Contract Maintenance Charge of $30.00 is deducted annually on each Contract Anniversary from the Contract Value to reimburse the Company for its costs in maintaining each Contract and the Variable Account. The Contract Maintenance Charge will also be deducted in full if the contract is surrendered in its entirety. Prior to the Annuity Date, the Contract Maintenance Charge will be deducted as follows: (a) if the Contract contains one or more Sub-Accounts of the Variable Account, the Contract Maintenance Charge will be deducted from the Sub-Account with the largest value; or (b) if the contract contains only a Fixed Account, the Contract Maintenance Charge will be deducted from the Fixed Account, provided Purchase Payments or transferred amounts have been applied to the Fixed Account during the Contract Year. THE COMPANY GUARANTEES THAT THE AMOUNT OF THIS CHARGE WILL NOT INCREASE OVER THE LIFE OF THE CONTRACT. Maintenance costs include, but are not limited to, expenses incurred in billing and collecting Purchase Payments; keeping records; processing death benefit claims and cash surrender; Contract changes and proxy statements; calculating Accumulation Unit values; and issuing reports to owners and regulatory agencies. No Contract Maintenance Charge will be deducted if the Contract Value is greater than $25,000 on the Contract Anniversary.

MORTALITY AND EXPENSE RISK CHARGE

    A Mortality and Expense Risk Charge will be deducted daily prior to the Annuity Date at a rate equal on an annual basis to 1.20% of the assets in the Variable Account and the Fixed Account allocable to your Contract. Interest rates declared by the Company for the Fixed Account are net of the 1.20% Mortality and Expense Risk Charge. There will be no Mortality and Expense Risk Charge after the Annuity Date. THE COMPANY GUARANTEES THAT THE AMOUNT OF THIS CHARGE WILL NOT INCREASE OVER THE LIFE OF THE CONTRACT.

    The mortality risk arises from the Company's guarantee to cover all death benefits and to make Income Payments in accordance with the annuity tables, thus relieving the Annuitants of the risk of outliving funds accumulated for retirement. The expense risk arises from the possibility that the Contract Maintenance and Contingent Deferred Sales Charges, both of which are guaranteed not to increase, will be insufficient to cover maintenance and distribution costs. Since the Company anticipates these charges will fail to cover all the distribution expenses, any deficiency will be met from the Company's general corporate funds, including amounts derived from the Mortality and Expense Risk Charge. If these charges exceed the distribution expenses, any excess will be profit to the Company.

CONTINGENT DEFERRED SALES CHARGE

    The Contract Owner may withdraw the Contract Value at any time before or at the Annuity Date. Amounts surrendered may be subject to a Contingent Deferred Sales Charge. Up to ten percent of the total Contract Value (on the date of withdrawal) may be withdrawn without Contingent Deferred Sales Charge once each Contract Year after the first. This free partial withdrawal applies only to the first withdrawal of each Contract Year, and not using any or all of the free partial withdrawal in one year does not increase the amount that can be withdrawn free of charge in subsequent years. Contingent Deferred Sales Charges, if any, will be deducted from the amount paid.

    In certain cases, distributions required by federal tax law (see "Required Distributions" on page 22) and payments under Annuity Options with a specified period of less than 120 months may be subject to a Contingent Deferred Sales Charge.

    Except as provided under the "Penalty Free Partial Withdrawal" section of the Contract, a Contingent Deferred Sales Charge will be applied to amounts withdrawn as set forth below until the total amounts withdrawn equal the total amount of Purchase Payments under this contract. For purposes of calculating the contingent deferred sales charge, all Purchase Payments are deemed to be withdrawn before any earnings. Once all Purchase Payments have been withdrawn, earnings can be withdrawn without any contingent deferred sales charge.

                                                                            APPLICABLE CONTINGENT
                                                                            DEFERRED SALES CHARGE
ELAPSED TIME SINCE ISSUE DATE                                                    PERCENTAGE
------------------------------------------------------------------------  -------------------------
Less than 3 years.......................................................                 7%
3 years, but less than 4 years..........................................                 6%
4 years, but less than 5 years..........................................                 5%
5 years, but less than 6 years..........................................                 3%
6 years, but less than 7 years..........................................                 1%
7 years or more.........................................................                 0%

    Contingent Deferred Sales Charges will be used to pay sales commissions and other promotional or distribution expenses associated with the marketing of the Contracts.

    Certain surrenders or withdrawals may also be taxable and subject to a federal tax penalty. See "Federal Tax Matters," page 23.

SALES COMMISSION

    From its profits the Company may pay a maximum sales commission of 5.5% of Purchase Payments to its authorized sales representatives.

TAXES

    The Company will deduct state premium taxes or other taxes relative to the Contract (collectively referred to as "premium taxes") when incurred by the Company. Premium taxes vary from 0% to 4%, although many states do not impose a premium tax on annuities.

    If incurred at the Annuity Date, the charge for premium taxes will be deducted from each Investment Alternative in the proportion that the Contract Owner's interest in the Investment Alternative bears to the total Contract Value.

    The Company reserves the right to deduct charges for other types of taxes, or any such economic burden resulting from such taxes, although currently no such deductions are made.

COMPOSITE DEFERRED SERIES, INC. ("COMPOSITE FUND") EXPENSES

    A complete description of the expenses and deductions from the Portfolios is found in the Composite Fund's prospectus which is attached to this Prospectus.

SCUDDER VARIABLE LIFE INVESTMENT FUND ("SCUDDER FUND") EXPENSES

    A complete description of the expenses of the Portfolios is found in the Scudder Fund's prospectus, which is attached to this prospectus.

                                ANNUITY PAYMENTS

ANNUITY DATE

    The Annuity Date is the day that Annuity Payments will start under the Contract. The Contract Owner may change the Annuity Date at any time by notifying the Company in writing of the change at least 30 days before the current Annuity Date. The Annuity Date must be: (a) at least two years after the Issue Date; and (b) no later than the last day of the month following the Annuitant's 85th birthday, or the 10th Contract Anniversary , if later.

    Unless the Contract Owner notifies the Company in writing otherwise, the Annuity Date will be the later of the first day of the calendar month after the Annuitant reaches age 85 or the 10th Contract Anniversary.

ANNUITY OPTIONS

    The Annuitant must receive Annuity Payments on a completely fixed basis. If no election has been made by the Contract Owner, a fixed annuity for life with payments for 120 months certain will automatically apply. Up to 30 days before the Annuity Date, the Contract Owner may change the Annuity Option or request any other form of annuity agreeable to both the Company and the Owner. If the Contract Value to be applied to an Annuity Option is less than $2,000, or if the monthly payments determined under the Annuity Option are less than $60, the Company may pay the Contract Value in a lump sum or change the payment frequency to an interval which results in Annuity Payments of at least $60. If an Annuity Option is chosen which depends on the Annuitant's or Joint Annuitant's life, proof of age will be required before Annuity Payments begin. Premium taxes may be assessed. The Annuity Options include:

    ANNUITY OPTION 1--PAYMENT OF LIFE INCOME. Payments will continue for the lifetime of the Annuitant. The Owner may elect to have the payments guaranteed for 10 years and continue thereafter for the lifetime of the Annuitant. If the Owner makes this election and the Annuitant dies before 120 monthly payments have been made, the remainder of the 120 guaranteed payments will be made to the Beneficiary, if living; otherwise to the Annuitant's estate.

    ANNUITY OPTION 2--JOINT AND LAST SURVIVOR. The Owner must select a Joint Annuitant. Monthly payments beginning on the Annuity Date will be made for as long as either the Annuitant or Joint Annuitant is living. No Annuity Payments will be made after the deaths of both the Annuitant and Joint Annuitant. It is possible under this option that only one monthly payment will be made if the Annuitant and Joint Annuitant both die before the second payment is made, or only two monthly payments will be made if they both die before the third payment, and so forth.

    ANNUITY OPTION 3--PAYMENTS FOR A SPECIFIED PERIOD. Monthly payments beginning on the Annuity Date will be made during the specified period which must be at least 120 months (otherwise, Annuity

Payments may be subject to a Contingent Deferred Sales Charge). Such payments do not depend on the continuation of the life of the Annuitant.

    At the Company's discretion, other Annuity Options may be available. The Company currently uses sex-distinct annuity tables. However, the Company reserves the right to use annuity tables which do not distinguish on the basis of sex, in accordance with applicable state or federal law or regulation.

    The level of annuity payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes the "mortality risk" by virtue of annuity rates incorporated in the Contract. In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

FIXED ANNUITY PAYMENTS

    A fixed annuity is an annuity with payments which are guaranteed by the Company as to dollar amount during the annuity payment period. The amount of the annuity payments, if any, will be determined by applying the Contract Value to the applicable Annuity Table in accordance with the Annuity Option elected. This will be done at the Annuity Date. Accordingly, Fixed Annuity Payments have a fixed and guaranteed amount that is not in any way dependent upon the investment experience of the Eligible Portfolio. The amount of the monthly payments depends only on the Annuity Option chosen, the age (and possibly sex) of the Annuitant, and the total amount applied to purchase the annuity.

    The Company does not credit discretionary interest to fixed annuity payments during the annuity payment period. The annuitant must rely on the Annuity Tables contained in the Contracts to determine the guaranteed amount of such fixed annuity payments. However, if you could obtain a larger Fixed Annuity Payment on the basis of our rates then in effect on the Annuity Date for fully guaranteed Single Premium Immediate Annuities, the Company will provide such higher payments.

                                PERFORMANCE DATA

    Yields and total returns are used to measure the performance of the various Sub-Accounts. Yield may be calculated for the Income and Money Market Sub-Accounts; total returns may be calculated for the Income, Growth and Income, Northwest, Capital Growth, and International Sub-Accounts. Both yields and total returns are calculated in accordance with rules adopted by and required by the Securities and Exchange Commission. All yields and total returns are based on historical earnings and are not intended to indicate future performance. The Commission standardized yield for the Income Sub-Account refers to annualized current income generated by an investment in the Sub-Account over a specified thirty-day period. The Commission's standardized yield is calculated by assuming that the current income for the specified thirty-day period is generated for each thirty-day period over a twelve-month period. The yield is the annualized income expressed as a percentage of the investment.

    Yield and effective yield are calculated for the Money Market Sub-Account. Yield for the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    Total returns are calculated for the Income, Growth and Income, Northwest, Capital Growth, International and Money Market Sub-Accounts for various specified periods. A hypothetical payment is invested in the Sub-Account. At the end of the specified period, the redeemable value of the payment is compared to the original payment. The total return is the average annual compounded rate at which the initial payment must increase in order to equal the redeemable value at the end of the period. The total return for continuing contracts substitutes the full value in the Sub-Account for the redeemable value. The full value differs from the redeemable value by the amount of the Contingent Deferred Sales Charge at the end of the specified period.

    Performance data may be provided for periods prior to the commencement of operations of the Sub-Accounts, if the corresponding Portfolio has a prior operating history. In this event, the Portfolio's performance would be adjusted to reflect the Variable Account and Contract Charges.

    Performance data calculations are discussed in detail in the Statement of Additional Information.

                                GENERAL MATTERS

CONTRACT OWNER

    The Contract Owner, which may be a person or entity, has the sole right to exercise all rights and privileges under the Contract, except as otherwise provided in the Contract.

BENEFICIARY

    The Beneficiary is the person named as such in the application. Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, the Contract Owner may change the Beneficiary by notifying the Company in writing. Any change will be effective when it is endorsed in the Company's records but will relate back and take effect as of the date the Owner signed it. The Company will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

    Unless otherwise provided in the Beneficiary designation, the right of any Beneficiary predeceasing the Owner will revert to the Contract Owner. Multiple Beneficiaries may be named. Unless otherwise provided in the Beneficiary designation, if more than one Beneficiary survives, the surviving Beneficiaries will share equally in any amounts due.

DEATH BENEFITS

    The Company will determine the value of the Death Benefit at the end of the Valuation Period coinciding with or next following the earlier of the date the Company receives the Beneficiary's election or the ninetieth day following receipt of Due Proof of Death. Interest will be paid on the Death Proceeds from this date to the date of settlement at a rate not less than that required by law.

    If any Owner under age 80 dies prior to the Annuity Date, the Death Benefit will be:

    1.  The Contract Value; or

    2. The total amount of Purchase Payments less withdrawals and any applicable charges; or

    3.  The sum of:

       a. The total amount of Purchase Payments, less withdrawals and any applicable charges, as of the specified Contract Anniversary immediately preceding the date of the Owner's death; plus

       b. Fifty percent of the excess, if any, of the Contract Value over the total amount of Purchase Payments, less withdrawals and any applicable charges, as of the specified Contract Anniversary immediately preceding the date of the Owner's death; plus

       c. The total amount of Purchase Payments, less withdrawals and any applicable charges, after the specified Contract Anniversary immediately preceding the date of the Owner's death, whichever is greatest. For purposes of this section, specified Contract Anniversary means every fifth Contract Anniversary.

    If any Owner age 80 and over dies prior to the Annuity Date, the Death Benefit will be the Contract Value or the total of the Purchase Payments, reduced by any previous withdrawals and any applicable charges, whichever is greater. All Death Benefits arising prior to the Annuity Date will be paid upon the Company's receipt of Due Proof of Death and a request for a lump sum payment or an Annuity Option. Federal law may limit the availability of Annuity Options. The Company will not pay any Death Benefit until it receives Due Proof of Death.

    If any Annuity Option is not elected within 90 days of receipt of notification and proof of death, the Company will make a lump sum settlement to the Beneficiary at the end of the 90-day period. The Company guarantees that the Death Benefit within this 90-day period will never be less than the total of the Purchase Payments, determined as of the date of the Owner's death, reduced by any previous withdrawals, and any applicable charges.

    If the Annuitant and any Joint-Annuitant(s) die(s) after the Annuity Date, the Death Benefit, if any, will be as provided in the Annuity Option elected. Payments will be made in conformity with applicable laws or regulations.

REQUIRED DISTRIBUTIONS

    Federal tax law requires that if the Owner or any Joint Owner of the Contract dies before the Annuity Date, the entire value of the Contract must be distributed within five (5) years of the date of death of the Owner. Special rules may apply to spouses of the deceased owner. See the Statement of Additional Information or the Contract for a detailed description of these rules. Other required distribution rules apply to Qualified Contracts.

DELAY OF PAYMENTS

    Payment of any amounts due from the Variable Account under the Contract will occur within seven days, unless:

    1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the New York Stock Exchange is otherwise restricted; or

    2.  An emergency exists as defined by the SEC; or

    3.  The SEC permits delay for the protection of the security holders.

    The Company reserves the right to postpone payments or transfers from the Fixed Account for up to six months.

ASSIGNMENTS

    The Contract may be assigned prior to the Annuity Date and during the Owner's lifetime, subject to the rights of any irrevocable Beneficiary. Any assignment will not be binding until received in writing by the Company. The Company will not be responsible for deciding if an assignment is valid or the extent of an assignee's interest. An assignment may result in income tax liability to the Owner.

    No Beneficiary may assign benefits under the Contract until they are due and, to the extent permitted by law, payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

MODIFICATIONS

    The Company may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the

Contracts conform with any changes in the Internal Revenue Code, or as required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

CUSTOMER INQUIRIES

    The Contract Owners or any other persons with an interest in the Contract may make inquiries regarding the Contract by calling or writing the Company.

                              FEDERAL TAX MATTERS

INTRODUCTION

    The ultimate effect of federal income taxes on Contracts or the individuals with rights under the Contracts depends on the purpose for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. If you are concerned about these tax implications, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL

    The following discussion assumes that the Contract will qualify as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

    Generally, an annuity contract owner who is a natural person is not taxed on increases in the Contract Value until a distribution occurs. For federal income tax purposes, distributions include the receipt of proceeds from loans and an assignment or pledge of any portion of the value of the Contract, as well as withdrawals, surrenders, Annuity Payments, or Death Benefits. Contract Owners who are not natural persons generally must include in income any increase during the taxable year in the excess of the Contract Value over the Contract Owner's investment in the Contract. However, there are exceptions to this exception and you should discuss these with your tax counsel. The following discussion applies only to Contracts owned by natural persons.

    Generally, in the case of a surrender or withdrawal under a Non-Qualified Contract, amounts received are first treated as taxable income to the extent that the cash value of the Contract immediately before the surrender exceeds the "investment in the contract" at that time. Any additional amount is not taxable. The "investment in the contract" equals the portion, if any, of any Purchase Payments paid by or on behalf of an individual under a Contract that was not excluded from the individual's gross income.

    In case of a surrender or withdrawal under a Qualified Contract, the portion of the amount received which bears the same ratio to the total amount received that the "investment in the contract" bears to the total Contract Value, can be excluded from income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

    In the case of Annuity Payments, although the tax consequences may vary depending on the Annuity Option elected under the Contract, until the investment in the contract is recovered generally, only the portion of the Annuity Payment that represents the amount by which the Contract Value exceeds the "investment in the contract" will be taxed; after the investment in the Contract is recovered, the full amount of any additional Annuity Payments is taxable. For Fixed Annuity Payments, until recovery of the investment in the Contract, generally there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable until recovery of the investment in the Contract, and thereafter the full amount of each Annuity Payment is taxable.

    Amounts may be distributed from a Contract because of the death of an Owner. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above. For these purposes, the investment in the contract is not affected by the owner's death. That is, the investment in the contract remains the amount of any Purchase Payments paid which were not excluded from gross income.

    The taxable portion of a distribution (in the form of an annuity or a lump sum payment) is taxed as ordinary income. All non-qualified annuity contracts issued by the Company, or an affiliated insurance company, to the same Contract Owner during any calendar year will be treated as one annuity contract, and therefore aggregated for purposes of determining the amount includable in gross income.

    Premature distributions from both Qualified and Non-Qualified Contracts may be subject to a penalty tax. For Non-Qualified Contracts, the penalty tax is equal to ten percent (10%) of the amount treated as taxable income. However, for Non-Qualified Contracts there should be no penalty tax on distributions to Contract Owners (1) made on or after the owner attains age 59 1/2; (2) made as a result of the Owner's death or disability; or (3) received in substantially equal installments as a life annuity. Other tax penalties may apply to distributions pursuant to a Qualified Contract.

    The Company is required to withhold federal and, where required, state income taxes on all distributions unless the recipient elects not to have taxes withheld and properly notifies the Company of that election. However, effective January 1, 1993, certain distributions from Section 401(a), 403(a) and 401(b) annuity contracts or plans are subject to mandatory withholding.

    In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Section 408A of the Internal Revenue Code of 1986 (as amended) permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity.
Section 408A includes limits on how much you may contribute to a Roth Individual Annuity and when distributions may commence. Qualified distributions from Roth Individual Retirement Annuities are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) the annuity owner is disabled; or (4) the distribution will be used for a first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Nonqualified distributions are includible in taxable gross income only to the extent that they exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a nonqualified distribution may distribution may be subject to the 10% penalty tax.

    Subject to certain limitations, you may convert a traditional Individual Retirement Account or Annuity to a Roth Individual Retirement Annuity. You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax.

    As of the date of this prospectus Congress is not considering additional legislation regarding taxation of annuities. However, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulation, revenue rulings, judicial decision, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

    It should be understood that the foregoing comments on the federal tax consequences under the Contract are not exhaustive and that special rules apply to other tax situations not discussed in this Prospectus. Before making an investment, a qualified tax adviser should be consulted.

                                   YEAR 2000

    Like other insurance, mutual fund, financial and business organizations and individuals around the world, the Company and the Variable Account could be adversely affected if the computer systems used by the Company, its principal underwriter, underlying mutual fund managers and investment advisors or other companies that provide services to the Variable Account do not properly process and calculate date related information from and after January 1, 2000. This is commonly called the "Year 2000 problem." The Company is taking steps it believes are reasonably designed to address the Year 2000 problem with respect to the computer systems that each of them uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Company's other, major service providers. It is not anticipated that the Variable Account will incur any charges or that there will be any difficulties in accurate and timely reporting resulting from the change in year from 1999 to 2000.

                      STATEMENT OF ADDITIONAL INFORMATION

    The Statement of Additional Information contains more detailed information about the Contracts and the Company. The following is the table of contents for the Statement of Additional Information.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INTRODUCTION..............................................................     4
  SAFECO Life Insurance Company...........................................     4
  SAFECO Securities, Inc..................................................     4
  Composite Deferred Series, Inc. ("Composite Fund")......................     4
  Scudder Variable Life Investment Fund ("Scudder Fund")..................     4
  Additions, Deletions or Substitutions of Investments....................     4
  Reinvestment............................................................     5

PERFORMANCE DATA..........................................................     5
  Money Market Sub-Account Yield Calculation..............................     5
  Income Sub-Account Yield Calculation....................................     5
  Average Annual Total Return Calculations................................     6
  Calculation Assumptions.................................................     6

THE CONTRACT..............................................................     7
  Purchase of Contracts...................................................     7
  Value of Variable Account Accumulation Units............................     7
  The Fixed Account.......................................................     8
  Value of Fixed Account Accumulation Units...............................     9
  Tax-Free Exchanges (Section 1035).......................................     9
  Required Distributions..................................................     9
  Contracts Issued Prior to February 15, 1995.............................    10
  Contracts Issued Prior to or on March 13, 1988..........................    10
  Contracts Issued Prior to or on April 30, 1991..........................    10
  Contracts Issued After April 30, 1991, and Before April 30, 1992........    10
  Contracts Issued After April 30, 1992 and Before February 15, 1995......    10

CHARGES AND OTHER DEDUCTIONS..............................................    11
  Contract Maintenance Charge.............................................    11
  Premium Taxes...........................................................    11
  Tax Reserves............................................................    11

ANNUITY PAYMENTS..........................................................    11
  Legal Developments Regarding Annuity Tables.............................    11
  Variable Annuity Payments...............................................    12
  Proof of Survival.......................................................    13

GENERAL MATTERS...........................................................    13
  Incontestability........................................................    13
  Settlements.............................................................    13
  Safekeeping of the Variable Account's Assets............................    13
  Independent Auditors....................................................    13
  Legal Matters...........................................................    14

FEDERAL TAX MATTERS.......................................................    14
  Taxation of SAFECO Life Insurance Company...............................    14
  Tax Status of the Contracts.............................................    14
  Qualified Plans.........................................................    15

VOTING RIGHTS.............................................................    16

FINANCIAL STATEMENTS......................................................    16

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                    SAFECO DEFERRED VARIABLE ANNUITY ACCOUNT

                                       of

                         SAFECO LIFE INSURANCE COMPANY

                             15411 N.E. 51st Street
                           Redmond, Washington  98052


     This Statement of Additional Information supplements the information in the prospectus for the Flexible Premium Deferred Variable Annuity Contract ("Contract") offered by SAFECO Life Insurance Company (the "Company"). The Contract is primarily designed to aid individuals in long-term financial planning, and it can be used for retirement planning regardless of whether your plan qualifies for special federal income tax treatment.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY WITH THE SAFECO DEFERRED VARIABLE ANNUITY ACCOUNT PROSPECTUS FOR THE CONTRACT.

You may obtain a copy of the prospectus from SAFECO Securities, Inc. ("SSI"), the principal distributor of the Contract, or by calling or writing the Company at the address listed above.

The prospectus, dated the same date as this Statement of Additional Information, has been filed with the Securities and Exchange Commission.


Dated               , 1998
      --------------

                               TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
  SAFECO Life Insurance Company. . . . . . . . . . . . . . . . . . . . . . . .4
  SAFECO Securities, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .4
  Composite Deferred Series, Inc. ("Composite Fund") . . . . . . . . . . . . .4
  Scudder Variable Life Investment Fund ("Scudder Fund") . . . . . . . . . . .4
  Additions, Deletions or Substitutions of Investments . . . . . . . . . . . .4
  Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

PERFORMANCE DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
  Money Market Sub-Account Yield Calculation . . . . . . . . . . . . . . . . .5
  Income Sub-Account Yield Calculation . . . . . . . . . . . . . . . . . . . .5
  Average Annual Total Return Calculations . . . . . . . . . . . . . . . . . .6
  Calculation Assumptions. . . . . . . . . . . . . . . . . . . . . . . . . . .6

THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
  Purchase of Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . .7
  Value of Variable Account Accumulation Units . . . . . . . . . . . . . . . .7
  The Fixed Account. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
  Value of Fixed Account Accumulation Units. . . . . . . . . . . . . . . . . .9
  Tax-Free Exchanges (Section 1035). . . . . . . . . . . . . . . . . . . . . .9
  Required Distributions . . . . . . . . . . . . . . . . . . . . . . . . . . .9
  Contracts Issued Prior to February 15, 1995. . . . . . . . . . . . . . . . 10
  Contracts Issued Prior to or on March 13, 1988 . . . . . . . . . . . . . . 10
  Contracts Issued Prior to or on April 30, 1991 . . . . . . . . . . . . . . 10
  Contracts Issued After April 30, 1991, and Before April 30, 1992 . . . . . 10
  Contracts Issued After April 30, 1992 and Before February 15, 1995 . . . . 10

CHARGES AND OTHER DEDUCTIONS . . . . . . . . . . . . . . . . . . . . . . . . 11
  Contract Maintenance Charge. . . . . . . . . . . . . . . . . . . . . . . . 11
  Premium Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
  Tax Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

ANNUITY PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
  Legal Developments Regarding Annuity Tables. . . . . . . . . . . . . . . . 11
  Variable Annuity Payments. . . . . . . . . . . . . . . . . . . . . . . . . 12
  Proof of Survival. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

GENERAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
  Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
  Settlements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
  Safekeeping of the Variable Account's Assets . . . . . . . . . . . . . . . 13
  Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
  Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

FEDERAL TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
  Taxation of SAFECO Life Insurance Company. . . . . . . . . . . . . . . . . 14
  Tax Status of the Contracts. . . . . . . . . . . . . . . . . . . . . . . . 14
  Qualified Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

VOTING RIGHTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

                                  INTRODUCTION

SAFECO LIFE INSURANCE COMPANY

     The Company is the issuer of the Contract. The Company is a wholly owned subsidiary of SAFECO Corporation which is a holding company whose subsidiaries are engaged primarily in insurance and financial services businesses.

SAFECO SECURITIES, INC.

     As of September 22, 1998, SAFECO Securities, Inc. ("SSI") acts as the principal underwriter for the Contracts. Prior to September 22, 1998, Composite Funds Distributor, Inc. ("CFDI") served as the principal distributor of the Contract. As compensation for its distribution services, WM Life Insurance Company (the former depositor of the Variable Account) paid CFDI, $1,238,048, $1,251,291, and $787,040 for the years ended December 31, 1995, 1996 and 1997, respectively.

COMPOSITE DEFERRED SERIES, INC. ("COMPOSITE FUND")

     The Variable Account invests in the Composite Deferred Series, Inc. (the "Composite Fund"), a mutual fund registered with the Securities and Exchange Commission. The Composite Fund has three currently Eligible Portfolios available for investment: The Growth and Income Portfolio, the Northwest Portfolio, and the Income Portfolio.

SCUDDER VARIABLE LIFE INVESTMENT FUND ("SCUDDER FUND")

     The Variable Account invests in the Scudder Variable Life Investment Fund (the "Scudder Fund"). The Scudder Fund has three currently Eligible Portfolios available for investment: the Capital Growth Portfolio, the International Portfolio and the Money Market Portfolio.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     The Company cannot guarantee and does not represent that shares of the currently Eligible Portfolios will always be available for new investments or
for transfers.   The Company retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for the Eligible Portfolio shares held by any Sub-Account of the Variable Account. The Company reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of the Composite Fund or the Scudder Fund, or of another open-end, registered investment company, if the shares of the Eligible Portfolio are no longer available for investment, or if, in the Company's judgment, investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Variable Account. Substitutions of shares attributable to a Contract Owner's interest in a Sub-Account will not be made until the Owner has been notified of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval is required by the Investment Company Act of 1940. Nothing contained in the prospectus or Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

     The Company may also establish additional Sub-Accounts of the Variable Account. Each additional Sub-Account would purchase shares in a new portfolio of the Composite Fund or the Scudder Fund or in another mutual fund. New Sub-Accounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Sub-Accounts will be made available to existing Contract Owners on a basis to be determined by the
Company.   The Company may also eliminate one or more Sub-Accounts, if, in its sole discretion, marketing, tax, investment or other conditions so warrant.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in this and other contracts as may be necessary or appropriate to reflect such substitution or change. If deemed to be in the best interests of persons having voting rights under the policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be de-registered under such Act in the event such registration is no longer required.

REINVESTMENT

     All dividends and capital gain distributions from Eligible Portfolios are automatically reinvested in shares of the distributing Portfolio at their net asset value.

                                PERFORMANCE DATA

MONEY MARKET SUB-ACCOUNT YIELD CALCULATION

     In accordance with regulations adopted by the Securities and Exchange Commission, the Company is required to compute the Money Market Sub-Account's current annualized yield for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for administrative expenses, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Variable Account will be lower than the yield for the Money Market Portfolio of the Scudder Fund.

     The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the annualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7 and subtracting one from the result. The yield figures do not reflect the contingent deferred sales charge.
     The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. They Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio, and its operating expenses.

INCOME SUB-ACCOUNT YIELD CALCULATION

     Yields for the Income Sub-Account will be calculated based on a one month
period.   The computation is accomplished by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

     YIELD = 2 [(a - b + 1) - 1]
                 -----
                  cd

Where:
     a =  dividends and interest earned during the period.
     b =  expenses accrued for the period (net of reimbursements).
     c = the average daily number of accumulation units outstanding during the period.

     d = the maximum offering price per accumulation unit on the last day of the period.

     Interest earned will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contract owner accounts. The yield figures does not reflect the contingent deferred sales charge.

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

     An average annual total return may be calculated for a given period. It is computed by finding the average annual compounded rate of return over the period that would equate the initial amount invested to the redeemable value, according to the following formula:

              n
     P (1 + T)   = ERV

Where:
     P = a hypothetical initial payment of $1,000
     T = average annual total return
     n = number of years in the period
     ERV = ending redeemable value at the end of the period of a hypothetical $1,000 payment made at the beginning of the period.

     All recurring fees that are charged to all contract owner accounts are recognized in the ending redeemable value.
     The Securities and Exchange Commission also permits the Company to disclose an Average Annual Total Return for Continuing Contracts. The Average Annual Total Return for Continuing Contracts is calculated using the same formula as the Average Annual Return except that EV, the Ending Value of the account is substituted for ERV, the Ending Redeemable Value of the Account. The EV is equal to the ERV plus the Contingent Deferred Sales Charge. The Average Annual Total Return for Continuing Contracts will always be accompanied by the Securities and Exchange Commission standardized Average Annual Total Return.

     The average annual total returns (including surrender charges) for the Income, Growth and Income, and Northwest Sub-Accounts were as follows:

                                                Five             Period of
                         Year-ended          Years-ended     Inception* through
     Sub-Account     December 31, 1997   December 31, 1997   December 31, 1997
--------------------------------------------------------------------------------
 Income                     (0.38)%           2.64%               4.97%
 Growth and Income          17.24%           13.82%               8.98%
 Northwest                  20.25%           11.48%              11.48%

* The Income and Growth and Income Sub-Accounts commenced operations on June 15, 1987. The Northwest Sub-Account commenced operations on January 1, 1993.

CALCULATION ASSUMPTIONS

     The former depositor for the Variable Account voluntarily charged no Contract Maintenance Charge and no Mortality and Expense Risk Charge for the period from November 1, 1987, through January 31, 1988. From June 15, 1987, through April 30, 1988, the former depositor also voluntarily reimbursed the Composite Fund for all its operating expenses and Composite Research voluntarily charged no management fees to the Fund. The former depositor voluntarily reimbursed the Northwest Portfolio for all its operating expenses and waived the Mortality and Expense Charge during 1993. Composite Research voluntarily charged no management fees to the Northwest Portfolio during 1993. These practices were discontinued on January 1, 1994.

     In the sub-sections above, yields and total annual average returns were calculated as if the Contract Maintenance Charge and Mortality and Expense Risk Charge had been applied since inception. In no case were premium taxes deducted.

     The Contract Maintenance Charge of $30.00 is deducted annually from the Investment Alternative with the largest value. When Income Sub-Account yield is calculated, this charge is recognized as an accrued expense. For a period of an exact number of months, the accrued expense is calculated as
(a) x (b) x (c) x (d) where:

     (a) =   number of months in period
     (b) =   1 year per 12 months
     (c) =   $30.00 per contract per year
     (d) =   number of contracts, as of the end of the period, for which the
             Sub-Account is largest.

     For any period not an exact number of months, the accrued expense will be calculated as (e) x (f) x (c) x (d) where (c) and (d) are as above and

     (e) =   number of days in period
     (f) =   1 year per 365 days

     To calculate Income Sub-Account yield for a given month, the accrued Mortality and Expense Risk Charge is calculated to be .000032877, times the number of days in the month, times the average number of dollars in the Sub-Account attributable to annuity holders.

                                  THE CONTRACT

PURCHASE OF CONTRACTS

     The Contracts are no longer offered to the public.

VALUE OF VARIABLE ACCOUNT ACCUMULATION UNITS

     The value of Variable Account Accumulation Units will vary in accordance with investment experience of the Eligible Portfolio in which the Sub-Account invests. The number of such Accumulation Units credited to a Contract will not, however, change as a result of any fluctuations in the value of the Accumulation Unit.

     The Accumulation Units in each Sub-Account of the Variable Account are
valued separately.   The value of Accumulation Units in any Valuation Period
will depend upon the investment performance of the shares purchased by each Sub-Account in a particular Eligible Portfolio.

     The value of an Accumulation Unit in a Sub-Account for any Valuation Period equals the value of such a unit as of the immediately preceding Valuation Period, multiplied by the "Net Investment Factor" for that Sub-Account for the current Valuation Period. The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (A) by (B) and subtracting (C), where:

     (A) is calculated to be:

     (1) the value of the Sub-Account's assets at the end of the prior Valuation Period after any allocations to, or withdrawals from, the Sub-Account at the end of the prior Valuation Period; plus

     (2) the sum of any investment income and realized or unrealized capital gains credited to the Sub-Account during the current Valuation Period; minus

     (3) any realized or unrealized capital losses charged against the Sub-Account during the current Valuation Period; minus
     (4) any amount charged for taxes associated with the operation of the Variable Account during the current Valuation Period; plus (or minus)

     (5) the decrease (or increase) in amounts, if any, set aside as a reserve for taxes associated with the operation of the Variable Account during the current Valuation Period.

     (B) is the value of the Sub-Account's assets at the end of the prior Valuation Period after any allocations to, or withdrawals from, the Sub-Account at the end of the prior Valuation Period.

     (C) is the daily charge of 0.000032877 times the number of calendar days in the current Valuation Period for assuming the mortality and expense risks under the Contract.

THE FIXED ACCOUNT

     Contributions under the fixed portion of the annuity contracts and transfers to the fixed portion become part of the general account of the
Company, which supports insurance and annuity obligations.   Because of
exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed portion.

     The Company will credit the amounts allocated to the Fixed Account in the form of Fixed Account Accumulation Units. The interest factors declared on any day are guaranteed to be equivalent to at least an effective annual yield of 4.2%. For a given Contract, interest factors are guaranteed for one year and
may change only on the Contract Anniversary.   A daily charge for the mortality
and expense risks equivalent to an annual yield of 1.20% applies to the Fixed Account. Hence, the Company guarantees that the value of Fixed Account Accumulation Units will increase at an effective annual yield of at least 3%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF THE GUARANTEED YIELD OF 4.2% PER YEAR WILL BE DETERMINED AT THE SOLE DISCRETION OF THE COMPANY.

     The Contract Owner assumes the risk that interest credited to Fixed Account Accumulation Units may not exceed the guaranteed minimum yield of 4.2% per year.

     The Company guarantees that, at any time prior to the Annuity Date, the Contract Value in the Fixed Account will not be less than the amount of the Purchase Payments allocated or transferred to the Fixed Account, plus interest at the yield of 4.2% per year, plus any excess interest which the Company credits to the Fixed Account Accumulation Units, less the sum of all Contract Maintenance Charges, Mortality and Expense Risk Charges, and any applicable premium taxes allocable to the Fixed Account, and less any amounts deducted from the Fixed Account, in connection with partial surrenders or transfers to the Variable Account.

VALUE OF FIXED ACCOUNT ACCUMULATION UNITS

     The value of Fixed Account Accumulation Units will vary in accordance with the Company's declared interest factor. At the end of any Valuation Period, the value is calculated by multiplying the prior value by the declared Net Interest Factor during the Valuation Period. The value of Fixed Account Accumulation Units is guaranteed to increase at an effective annual yield of at least 3%.

     The Net Interest Factor for any Valuation Period is (A) minus (B) where:

     (A) is 1.0 plus the number of days in the current Valuation Period times the declared interest factor for the current Valuation Period, and

     (B) is the daily charge of .000032877 for assuming the mortality and expense risks under this Contract, times the number of days in the current Valuation Period.

     The interest factor declared on any day is guaranteed to be equivalent to at least an effective annual yield of 4.2%, resulting in a Net Interest Factor equivalent to at least an effective annual yield of 3% (because the daily charge in (B) above is equivalent to an annual yield of 1.2%). Different interest factors may be declared, and different Net Interest Factors may be used for different Accumulation Units based upon the date(s) of your Purchase Payment(s).

TAX-FREE EXCHANGES (SECTION 1035)

     The Company accepts Purchase Payments which are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the Contract, the Company does not differentiate between Section 1035 Purchase Payments and non-Section 1035 Purchase Payments.

     The Company also accepts "rollovers" from Contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between non-qualified Contracts and IRAs to the extent necessary to comply with federal tax laws. For example, the Company restricts the assignment, transfer or pledge of IRAs to anyone except the Company, so the Contracts will continue to qualify for special tax treatment.

REQUIRED DISTRIBUTIONS

     If the Owner or any Joint Owner of the Contract dies before the Annuity Date, the entire value of the Contract must be distributed to the Designated Beneficiary as described in this section so that the Contracts qualify as annuities under the Internal Revenue Code.

     Where a Death Benefit is payable, unless prohibited by federal tax laws, the Company will make a lump sum settlement to the Designated Beneficiary if the Designated Beneficiary does not select an Annuity Option as described in this section within 90 days of the Company's receipt of notification and proof of death.
     The Company must make a required distribution as described in this section. In such instances, the Designated Beneficiary must select an Annuity Option within one (1) year of the Owner's death, or surrender the Contract no later than five (5) years after the death of the Owner or Joint Owner. A Contingent Deferred Sales Charge may be imposed on each surrender.

     If the Designated Beneficiary selects an Annuity Option, payments must start within one year of the death of the Owner or Joint Owner and must be payable for the life of the Designated Beneficiary or for a period not exceeding the life expectancy of the Designated Beneficiary.

     The distribution rules described in this section shall not apply if the Designated Beneficiary is the spouse of the deceased Owner or Joint Owner. If the spouse is the Designated Beneficiary, that person may continue the Contract as Owner without regard to the required distribution rules.

CONTRACTS ISSUED PRIOR TO FEBRUARY 15, 1995

     Contracts issued prior to or on February 15, 1995, although essentially similar, differ in some respects from contracts issued after that date. The following provisions apply to contracts issued prior to that date. (Note that beginning in 1997, the term "Income Payments" was changed in the Contract, Prospectus, and this Statement of Additional Information. The term "Income Payments" has been changed to "Annuity Payments." This new term was determined to be more descriptive. This revision has no effect on the Contract Value or any other material provisions of the Contract.)

CONTRACTS ISSUED PRIOR TO OR ON MARCH 13, 1988

     The following Contingent Deferred Sales Charges apply:

                                                  Applicable Contingent
               Elapsed Time Since Date of         Deferred Sales Charge
                    Purchase Payment                   Percentage
                    ----------------                   ----------
               Less than 1 year                            6%
               1 year, but less than 2 years               5%
               2 years, but less than 3 years              4%
               3 years, but less than 4 years              3%
               4 years, but less than 5 years              2%
               5 years, but less than 6 years              1%
               6 years or more                             0%

In addition, allocations to the Fixed Account are not permitted.

CONTRACTS ISSUED PRIOR TO OR ON APRIL 30, 1991

     Death Benefits - The Death Benefit will be the Contract Value. There is no minimum death benefit since the Contract Value depends on the investment performance of the Eligible Portfolios and may be reduced to zero.

     Annuity Options - The Annuitant may receive Annuity Payments on a completely variable basis, a completely fixed basis, or a combination variable and fixed basis. If no election is made, a completely Variable Annuity for life with payments for 120 months certain will automatically apply. See "Variable Annuity Payments," page 12.

CONTRACTS ISSUED AFTER APRIL 30, 1991, AND BEFORE APRIL 30, 1992

     Annuity Options - The Annuitant may receive Annuity Payments on a completely variable basis, a completely fixed basis, or a combination variable and fixed basis. If no election is made, an annuity in such form and allocation by percentage as the Owner's selected investment base, for Life with Payments for 120 Months Certain will automatically apply. See "Variable Annuity Payments," page 12.

CONTRACTS ISSUED AFTER APRIL 30, 1992 AND BEFORE FEBRUARY 15, 1995

     Death Benefits - The Death Benefit will be the Contract Value without enhancements and dependent entirely on the investment performance of the eligible portfolios.

     Contingent Deferred Sales Charges - Contingent Deferred Sales Charges will apply to withdrawals from the Contract Value based on the time elapsed since the Purchase Payment.

                            CHARGES AND OTHER DEDUCTIONS

CONTRACT MAINTENANCE CHARGE

     Record keeping and operations functions are performed by and are the responsibility of the Company. These functions include, but are not limited to: billing and collecting Purchase Payments, record keeping, processing death claims, processing surrenders and withdrawals, processing policy changes, preparing proxy statements, calculating Accumulation Unit values, and issuing reports to Owners and regulatory agencies. The Contract Maintenance Charge is designed to reimburse the Company for the expenses of performing these maintenance functions.

     As an alternative to performing record keeping and operations functions, the Company may secure similar services from other sources. At the Company's sole discretion, these services will be purchased on a basis which affords the best service at the lowest cost. The Company reserves the right to select a purveyor of services which it deems best able to perform these services in a satisfactory manner, even though the costs for these services may be higher than would prevail elsewhere. The Company may also elect to perform all or any part of the maintenance services directly or through a subsidiary or an affiliate.

PREMIUM TAXES

     Applicable premium tax rates on Purchase Payments depend on the Contract Owner's state of residence, and the insurance laws and status of the Company in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations or judicial acts.

TAX RESERVES

     Currently, the Company does not establish capital gains tax reserves for the Sub-Account, nor deduct charges for tax reserves because the Company believes that capital gains attributable to the Variable Account will not be taxable. However, the Company reserves the right to establish tax reserves for potential taxes on realized or unrealized capital gains. If such reserves are established, then Sub-Account Values would be reduced to reflect deductions for maintaining any such reserves.

                                ANNUITY PAYMENTS

LEGAL DEVELOPMENTS REGARDING ANNUITY TABLES

     On July 6, 1983, the Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that annuity benefits provided by employers' retirement and fringe benefit plans may not vary on the basis of sex. The Norris decision expressly applies only to employment practices, not to insurance or annuity practices. However, it is unclear at this time which employment benefit plans may be subject to Norris. The Contracts offered by this prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age. Nevertheless, in accordance with Norris, in certain employment related situations, annuity tables that do not vary on the basis of sex may be used. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, consideration should be given, in consultation with legal counsel, to the impact of Norris on any such plan before making any contributions under these Contracts.

     In addition, legislation has been introduced in Congress and some states, which, if enacted, could require the use of tables that do not vary on the basis of sex for some or all annuity contracts.

VARIABLE ANNUITY PAYMENTS

     (Note that beginning in 1997, the term "Variable Annuity Income Payments" was changed in the Contract, Prospectus, and this Statement of Additional Information. This term was changed to "Variable Annuity Payments". This new term was determined to be more descriptive. This revision has no effect on the Contract Value or any other material provisions of the Contract.)

     Contracts issued prior to April 30, 1992, may be eligible to receive Variable Annuity Payments. The Contract states which annuity options are available to the contract holder.

     The following information pertains to Variable Annuity Payments:

     AMOUNT OF VARIABLE ANNUITY PAYMENTS.

          The amount of the first Annuity Payment is calculated by applying the Contract Value allocated to each Sub-Account, less any premium tax charge deducted at this time, to the Annuity Payment tables in the Contract. The first Variable Annuity Payment is divided by the Sub-Account's then current Annuity Unit Value to determine the number of Annuity Units upon which later Income payments will be based. Variable Annuity Payments after the first will be equal to the sum of the number of Annuity Units determined in this manner for each Sub-Account times the then current Annuity Unit Value for each respective Sub-Account.

          The value of an Annuity Unit in each Sub-Account of the Variable Account was initially set at $100. Annuity Units in each Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the Eligible Portfolios in which the Sub-Account invests. The value of the Annuity Unit for each Sub-Account at the end of any Valuation Period is calculated by: (a) multiplying the prior value by the Sub-Account's Net Investment Factor during the period; and then (b) dividing the product by the sum of 1.0 plus the assumed investment rate for the period. The assumed investment rate adjusts for the interest rate assumed in the annuity table used to determine the dollar amount of the first Variable Annuity Income Payment, and is an effective annual yield of 4.0%.

          Currently, the amount of the first Income Payment paid under an Annuity Option is determined using 4% interest and the 1983 Table a for Individual Annuity Valuation. Due to judicial or legislative developments regarding the use of tables which do not differentiate on the basis of sex, in some cases a different annuity table may be used.

     After the Annuity Date, transfers from a Sub-Account may not be made until six months after that date, and may be made thereafter only once in any six month period. No transfers may be made from the Fixed Account after the Annuity Date.

     After the Annuity Date, persons receiving Variable Annuity Payments have a voting interest. The votes decrease as Annuity Payments are made and as the reserves for the Contract decrease. That person's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Eligible Portfolio.

     No transfers may be made for six months after the Annuity Date and may be made thereafter only once in any six month period. Amounts used to purchase a fixed annuity may not later be transferred to a variable annuity.

     The amount of Variable Annuity Payments depends upon the investment experience of the Eligible Portfolios selected by the Contract Owner, any premium taxes, the age (and possibly sex) of the Annuitant, and the Annuity Option chosen. The Company guarantees that the Annuity Payments will not be affected by (1) actual mortality experience and (2) amount of the Company's administration expenses.

     The Annuity Payments may be more or less than total Purchase Payments made because (a) Variable Annuity Payments vary with the investment results of the underlying Portfolios, (b) the Contract Owner bears the investment risk, and (c) Annuitants may die before the actuarially predicted date of death. As such, the amount of Annuity Payments cannot be predicted.

     If the actual net investment experience is less than the assumed investment rate, then the dollar amount of Variable Annuity Payments will decrease. The dollar amount of Variable Annuity Payments will stay level if the net investment experience equals the assumed investment rate and the dollar amount of the Annuity Payments will increase if the net investment experience exceeds the assumed investment rate.

     For Variable Annuities, after payments begin, the Contract may be surrendered at any time for the commuted value of remaining payments. The commuted value shall be calculated using the same interest rate as was used to determine the amount of the monthly payments.

     If ANNUITY OPTION 3 - PAYMENTS FOR A SPECIFIED PERIOD is selected for a Variable Annuity, the Mortality and Expense Risk Charge will apply, even though the Company would no longer be assuming any mortality risk under this Contract.

     For Variable Annuity Payments, in general, the taxable portion of each Annuity Payment (prior to recovery of the investment in the contract) is determined by a formula which establishes the specific dollar amount of each Annuity Payment that is not taxed. This dollar amount is determined by dividing the "investment in the contract" by the total number of expected Annuity Payments.

PROOF OF SURVIVAL

     If an Annuity Option which depends on one or more persons being alive on a payment date is elected, satisfactory proof of survival may be required before any Annuity Payments or death benefits will be paid.

                                GENERAL MATTERS

INCONTESTABILITY

     The Contract will not be contested after it is issued.

SETTLEMENTS

     The Contract must be returned to the Company prior to any settlement. Due proof of death must be received prior to settlement of a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

     The Company holds title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Eligible Portfolio shares held by each of the Sub-Accounts.

     Neither the Composite Fund nor the Scudder Fund issue certificates and, therefore, the Company holds the Account's assets in open account in lieu of stock certificates.

INDEPENDENT AUDITORS

     Ernst & Young LLP, 999 Third Avenue, Suite 3500, Seattle, WA 98104, are the independent auditors of the financial statements of the SAFECO Deferred Variable Annuity Account and the financial statement of SAFECO Life Insurance Company, which are included herein.

LEGAL MATTERS

     Sutherland, Asbill & Brennan LLP, Washington, DC, has provided legal advice regarding certain matters relating to the federal securities laws.

                              FEDERAL TAX MATTERS

     The ultimate effect of federal income taxes on the Contract Value, on Annuity Payments, and on the economic benefit to the Contract Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned, and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

TAXATION OF SAFECO LIFE INSURANCE COMPANY

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing federal income tax law, the Company believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract.

     Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Variable Account, then the Company may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACTS

     Section 817(h) of the Code provides that a variable annuity based on a separate account (such as the Contracts) will not qualify as an annuity contract under section 72 of the Code unless the investments of the separate account are "adequately diversified" in accordance with Treasury regulations. The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Treas. Reg. 1.817-5 which affect how the Funds' assets may be invested.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."

     The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and account values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department might issue in the future. The Company, therefore, reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

     Federal tax laws also require that annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of the contract holder. The Company believes that because of the Required Distribution provision of the Contracts (see "Required Distributions" above), it has complied with the federal tax laws, and the Contracts will qualify as annuities under section 72 of the Internal Revenue Code. The sales representative may use sales literature which contains charts or other illustrations demonstrating the effects of tax-deferral applicable to the Contract.

QUALIFIED PLANS

     The Contract is designed for use with several types of Qualified Plans.
The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and
distributions  (including  certain lump sum  distributions).   Adverse tax
consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules, aggregate distributions in excess of a specified annual amount, and in certain other circumstances. Therefore, the Company makes no attempt to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Contract Owners and participants under Qualified Plans, as well as Annuitants and Beneficiaries, are cautioned that the right of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Those purchasing Contracts for use with any Qualified Plan should seek competent advice regarding the suitability of the Contract therefore. The Contracts cannot be used for Section 403(b) plans.

     (a) H.R. 10 Plans. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals to establish Qualified Plans for themselves and their employees. These plans are limited by law to maximum permissible contributions, distribution dates, and nonforfeitability of interests. In order to establish such a plan, a plan document, usually in a form approved in advance by the Internal Revenue Service, is adopted and implemented by the employer.

     (b) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity." Individual Retirement Annuities are subject to limitations on the amount which may be contributed, and on the time when distributions may commence. In addition, distributions from certain other types of Qualified Plans may be placed into an Individual Retirement Annuity on a tax deferred basis. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

     (c) Corporate Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts to provide benefits under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

     (d) Certain Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain Deferred Compensation Plans with respect to service for state governments, local governments and political subdivisions, agencies, instrumentalities and certain affiliates of such entities and certain tax exempt organizations which enjoy special treatment. The Contracts can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. All such investments are owned by, and subject to, the claims of general creditors of the sponsoring employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable.

     Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

                                 VOTING RIGHTS

     The number of votes which a person has the right to instruct will be calculated separately for each Sub-Account. That number will be determined by applying his/her percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to the Sub-Account.

     The number of votes of the Portfolio which a Contract Owner has a right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of either of the Funds. Voting instructions will be solicited by written communication prior to such meeting, in accordance with procedures established by the Fund. The Company reserves the right to vote Eligible Shares in its own right, if subsequently permitted by the Investment Company Act of 1940, its regulations or interpretations thereof. The Company may control a majority of the Eligible Shares through its ownership of seed money used to establish the Fund. As of December 31, 1997, the Company did not have control in excess of 10% in any of the Sub-Accounts.

     Fund shares, as to which no timely instructions are received, will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub- Account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person having a voting interest in a Sub-Account will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

                              FINANCIAL STATEMENTS

     The financial statements of the Company, which are included in this Statement of Additional Information, should be considered as bearing only the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the Variable Account.

                Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors of WM Life Insurance Company and
  Participants of WM Life Deferred Variable Annuity Account

We have audited the accompanying statement of net assets and liabilities of WM Life Deferred Variable Annuity Account (comprising, respectively, the Growth and Income, Income, Northwest, International, Capital Growth, and Money Market Sub-Accounts) as of December 31, 1997, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of WM Life Deferred Variable Annuity Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of WM Life Deferred Variable Annuity Account for the year ended December 31, 1996, were audited by other auditors whose report, dated March 28, 1997, expressed an unqualified opinion on the statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of portfolio shares owned as of December 31, 1997, by correspondence with the underlying portfolio of each sub-account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts constituting WM Life Deferred Variable Annuity Account at December 31, 1997, the results of their operations, and the changes in their net assets for each of the periods indicated therein, in conformity with generally accepted accounting principles.


                                           /s/ Ernst & Young LLP

Seattle, Washington
March 20, 1998

                        CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                             STATEMENT OF NET ASSETS

                                December 31, 1997


                                                                          Composite Sub-Accounts
                                                 ------------------------------------------------------
                                                                                          Northwest
                                                       Growth            Income              50
                                                      Portfolio        Portfolio          Portfolio
                                                   ---------------- -----------------  ----------------
Investment In Shares of the Composite
  Deferred Series, Inc. portfolios at
  net asset value                                     $ 57,254,686      $ 18,364,173      $ 19,923,975
                                                   ---------------- -----------------  ----------------
                                                   ---------------- -----------------  ----------------

Net Assets, representing:
  Equity of Contract-holders                          $ 57,023,289     $ 18,324,355      $ 19,050,770
  Equity of WM Life Insurance Co.                          231,397           39,818           873,205
                                                   ---------------- -----------------  ----------------

                                                      $ 57,254,686      $ 18,364,173      $ 19,923,975
                                                   ---------------- -----------------  ----------------
                                                   ---------------- -----------------  ----------------


                                                                           Scudder Sub-Accounts
                                                   ---------------------------------------------------
                                                                        Capital            Money
                                                    International        Growth           Market
                                                      Portfolio        Portfolio         Portfolio
                                                   ---------------- ----------------- ----------------
Investment In Shares of the Scudder
  Variable Life Investment Fund
  portfolios at net asset value                          $ 348,094         $ 546,304        $ 149,914
                                                   ---------------- ----------------- ----------------
                                                   ---------------- ----------------- ----------------

Net Assets, representing:
  Equity of Contract-holders                             $ 348,094         $ 546,304        $ 149,914
  Equity of WM Life Insurance Co.                                0                 0                0
                                                   ---------------- ----------------- ----------------

                                                         $ 348,094         $ 546,304        $ 149,914
                                                   ---------------- ----------------- ----------------
                                                   ---------------- ----------------- ----------------

                        CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS

                                December 31, 1997


                                                                                   Composite Sub-Accounts
                                                          ------------------------------------------------------
                                                                                                  Northwest
                                                                Growth            Income              50
                                                              Portfolio         Portfolio         Portfolio
                                                           ----------------- ----------------- -----------------
INVESTMENT INCOME

  Dividend Distributions                                        $ 3,658,611       $ 1,136,580         $ 410,113

EXPENSES
  Charges to Contract-holders:
   Mortality and Expense Risks                                      610,070           210,912           195,334
   Surrender Charge                                                  48,365            11,188            16,696
   Contract Maintenance                                              19,763             4,195             6,133
                                                           ----------------- ----------------- -----------------
       Total Expenses                                               678,198           226,295           218,163
                                                           ----------------- ----------------- -----------------

INCOME/(LOSS) ,NET                                                2,980,413           910,285           191,950

REALIZED AND UNREALIZED GAIN / (LOSS)
ON INVESTMENTS, NET
  Capital Gain / (Loss) Distributions Received                      869,463            20,072           312,864
  Unrealized Increase   in Value of Investments, Net              8,493,421           644,931         3,857,133
                                                           ----------------- ----------------- -----------------

NET GAIN ON INVESTMENTS                                           9,362,884           665,003         4,169,997
                                                           ----------------- ----------------- -----------------

NET INCREASE  IN NET ASSETS
RESULTING FROM OPERATIONS                                      $ 12,343,297       $ 1,575,288       $ 4,361,947
                                                           ----------------- ----------------- -----------------
                                                           ----------------- ----------------- -----------------

                                                                                   Scudder Sub-Accounts*
                                                           ----------------------------------------------------
                                                                                 Capital            Money
                                                            International         Growth           Market
                                                              Portfolio         Portfolio         Portfolio
                                                           ----------------- ----------------- ----------------
INVESTMENT INCOME

  Dividend Distributions                                                $ -               $ -          $ 3,439

EXPENSES
  Charges to Contract-holders:
   Mortality and Expense Risks                                        1,589             2,598              933
   Surrender Charge                                                       -                 -                -
   Contract Maintenance                                                   -                 -                -
                                                           ----------------- ----------------- ----------------
       Total Expenses                                                 1,589             2,598              933
                                                           ----------------- ----------------- ----------------

INCOME/(LOSS) ,NET                                                   (1,589)           (2,598)           2,506

REALIZED AND UNREALIZED GAIN / (LOSS)
ON INVESTMENTS, NET
  Capital Gain / (Loss) Distributions Received                           77                76                -
  Unrealized Increase   in Value of Investments, Net                (10,247)           18,724              668
                                                           ----------------- ----------------- ----------------

NET GAIN ON INVESTMENTS                                             (10,170)           18,800              668
                                                           ----------------- ----------------- ----------------

NET INCREASE  IN NET ASSETS
RESULTING FROM OPERATIONS                                         $ (11,759)         $ 16,202          $ 3,174
                                                           ----------------- ----------------- ----------------
                                                           ----------------- ----------------- ----------------
*For the period from May 1, 1997 (inception date) to December 31, 1997

                        CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS

                                December 31, 1996


                                                                                              Composite Sub-Accounts
                                                        -------------------------------------------------------------------
                                                            Money                                             Northwest
                                                            Market           Growth           Income             50
                                                          Portfolio         Portfolio        Portfolio        Portfolio
                                                        ---------------  ---------------- ---------------- ----------------
INVESTMENT INCOME

  Dividend Distributions                                       $ 3,989         $ 517,216      $ 1,050,810         $ 54,083

EXPENSES
  Charges to Contract-holders:
   Mortality and Expense Risks                                                   391,086          195,150          111,523
   Surrender Charge                                                               18,167            7,171            2,662
   Contract Maintenance                                                           26,035            7,588            4,383
                                                        ---------------  ---------------- ---------------- ----------------
       Total Expenses                                                -           435,287          209,909          118,568
                                                        ---------------  ---------------- ---------------- ----------------

INCOME/(LOSS) ,NET                                             $ 3,989            81,929          840,901          (64,485)

REALIZED AND UNREALIZED GAIN / (LOSS)
ON INVESTMENTS, NET
  Capital Gain / (Loss) Distributions Received                       -           188,787            3,063           88,547
  Unrealized Increase   in Value of Investments, Net                 -         5,895,061         (620,989)       1,918,060
                                                        ---------------  ---------------- ---------------- ----------------

NET GAIN ON INVESTMENTS                                                        6,083,848         (617,926)       2,006,607
                                                        ---------------  ---------------- ---------------- ----------------

NET INCREASE  IN NET ASSETS
RESULTING FROM OPERATIONS                                      $ 3,989       $ 6,165,777        $ 222,976      $ 1,942,122
                                                        ---------------  ---------------- ---------------- ----------------
                                                        ---------------  ---------------- ---------------- ----------------

                        CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                                December 31, 1997


                                                                           Composite Sub-Accounts
                                                  ------------------------------------------------------
                                                                                           Northwest
                                                        Growth            Income              50
                                                       Portfolio         Portfolio         Portfolio
                                                    ----------------  ----------------  ----------------
OPERATIONS:

   Income/(Loss), Net                                   $ 2,980,413         $ 910,285         $ 191,950

  Capital Gain / (Loss) Distribution Received               869,463            20,072           312,864
  Unrealized Increase  in Value of
  Investments, Net                                        8,493,421           644,931         3,857,133
                                                    ----------------  ----------------  ----------------

  Net Increase  in Net Assets
  Resulting from Operations                              12,343,297         1,575,288         4,361,947

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM PREMIUM
PAYMENTS AND OTHER OPERATING
TRANSFERS                                                 3,511,410          (596,756)        2,796,782
                                                    ----------------  ----------------  ----------------

TOTAL INCREASE IN NET ASSETS                             15,854,707           978,532         7,158,729

NET ASSETS:
  Beginning of Year                                      41,399,979        17,385,641        12,765,246
                                                    ----------------  ----------------  ----------------

  End of Year                                          $ 57,254,686      $ 18,364,173      $ 19,923,975
                                                    ----------------  ----------------  ----------------
                                                    ----------------  ----------------  ----------------



                                                                            Scudder Sub-Accounts*
                                                  ------------------------------------------------------
                                                                          Capital            Money
                                                     International        Growth            Market
                                                       Portfolio         Portfolio         Portfolio
                                                    ----------------  ----------------  ----------------
OPERATIONS:

   Income/(Loss), Net                                      $ (1,589)         $ (2,598)          $ 2,506

  Capital Gain / (Loss) Distribution Received                    77                76                 -
  Unrealized Increase  in Value of
  Investments, Net                                          (10,247)           18,724               668
                                                    ----------------  ----------------  ----------------

  Net Increase  in Net Assets
  Resulting from Operations                                 (11,759)           16,202             3,174

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM PREMIUM
PAYMENTS AND OTHER OPERATING
TRANSFERS                                                   359,853           530,102           146,740
                                                    ----------------  ----------------  ----------------

TOTAL INCREASE IN NET ASSETS                                348,094           546,304           149,914

NET ASSETS:
  Beginning of Year                                               -                 -                 -
                                                    ----------------  ----------------  ----------------

  End of Year                                             $ 348,094         $ 546,304         $ 149,914
                                                    ----------------  ----------------  ----------------
                                                    ----------------  ----------------  ----------------
*For the period from May 1, 1997 (inception date) to December 31, 1997


                        CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                                December 31, 1996


                                                                           Composite Sub-Accounts
                                                  ------------------------------------------------------------------------
                                                       Money                                                Northwest
                                                       Market             Growth            Income              50
                                                     Portfolio          Portfolio         Portfolio         Portfolio
                                                  -----------------  ----------------- ----------------- -----------------
OPERATIONS:

   Income/(Loss), Net                                      $ 3,989           $ 81,929         $ 840,901         $ (64,485)

  Capital Gain / (Loss) Distribution Received                                 188,787             3,063            88,547
  Unrealized Increase  in Value of
  Investments, Net                                                          5,895,061          (620,989)        1,918,060
                                                  -----------------  ----------------- ----------------- -----------------

  Net Increase  in Net Assets
  Resulting from Operations                                $ 3,989          6,165,777           222,976         1,942,122

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM PREMIUM
PAYMENTS AND OTHER OPERATING
TRANSFERS                                                 (224,985)        10,783,500         1,960,748         3,328,405
                                                  -----------------  ----------------- ----------------- -----------------

TOTAL INCREASE IN NET ASSETS                              (220,996)        16,949,277         2,183,723         5,270,527

NET ASSETS:
  Beginning of Year                                        220,996         24,450,702        15,201,918         7,494,719
                                                  -----------------  ----------------- ----------------- -----------------

  End of Year                                                    -       $ 41,399,979      $ 17,385,641      $ 12,765,246
                                                  -----------------  ----------------- ----------------- -----------------
                                                  -----------------  ----------------- ----------------- -----------------


                       CASCADE DEFERRED VARIABLE ACCOUNT
                          OF WM LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                      YEARS ENDED DECEMBER 31, 1997 AND 1996


NOTE A - GENERAL:

The Composite Deferred Variable Account of WM Life Insurance Company (the Account) was established on December 23, 1986 under Arizona law as a separate investment account of WM Life Insurance Company (WM Life), which is a wholly-owned subsidiary of Safeco Life Insurance Company. The assets of the Account are segregated from WM Life's other assets.

The Account is registered under the Investment Act of 1940, as amended, as a unit investment trust. There are six sub-accounts within the Account, three of which invest only in a corresponding portfolio of the Composite Deferred Series, Inc. and three that invest only in a corresponding portfolio of the Scudder Variable Life Investment Fund. The underlying investments of the Funds are valued at fair value on the last day of the year. The Composite Fund is managed by Composite Research & Management Co. The Scudder Fund is managed by Scudder Insurance Asset Management.

On January 1, 1993, the Company added the fourth sub-account which invests in shares of the Northwest Fund Portfolio. At the same time, future deposits into the Money Market sub-account were temporarily suspended because the portfolio expenses and variable account charges currently exceeded the total investment income in that sub-account. The Money Market Portfolio was closed during the latter part of 1996. On May 1, 1997, the Company added three Scudder sub-accounts which invest in shares of the International Portfolio - Class B, Capital Growth Portfolio - Class B, and the Money Market Portfolio, respectively.

Assets of the Account are recorded at fair value, as determined by the fair value of the individual portfolios of the Funds. Unrealized gains (losses) are determined based on the change in fair value of the portfolios of the Funds during the year. Dividend distributions are recorded as Investment Income when received by the Account.

The increase in net assets resulting from premium payments and other operating transfers represents the net effect of premiums, surrenders and other transfers.

NOTE B - INVESTMENT INFORMATION FOR THE COMPOSITE
         DEFERRED SERIES, INC. PORTFOLIOS AND THE SCUDDER
         LIFE INVESTMENT FUND PORTFOLIOS

The net asset value per share for each portfolio of the Funds, the number of and activity in shares of each portfolio held by the sub-accounts of the Account, and the aggregate cost of investments in such shares as of and for the year ended December 31, 1997 were as follows -


                                              Shares                                    Shares       NAV Per
                                              Owned                                     Owned        Share at
                                           December 31,      Shares       Shares     December 31,   December 31,   Actual
                                               1996        Purchased       Sold          1997           1997        Cost
                                           ---------------------------------------------------------------------------------
Composite Growth & Income Portfolio         $1,702,313     $367,205     $(99,245)     $1,970,273      $29.06     $37,843,737
Composite Income Portfolio                   1,430,974      235,062     (208,808)      1,457,228       12.53      17,556,634
Composite North Portfolio                      700,075      184,533      (38,680)        845,928       23.55      12,934,144
Scudder International Portfolio                      -       24,872*        (202)*        24,670       14.11         358,340
Scudder Capital Growth Portfolio                     -       26,566*         (21)*        26,545       20.58         527,580
Scudder Money Market Portfolio                       -      219,825*     (70,580)*       149,245        1.00         149,245



NOTE C - CHARGES AND EXPENSES:

A.       Mortality and Expense Risk Charges -

         The variable annuity contract specifies mortality risk and expense risk charges at an effective annual rate of 1.2% applied daily against the net assets representing equity of contractholders held in each account.

B.       Contract Maintenance Charge -

         The variable annuity contract specifies that a contract maintenance charge be deducted from each contract, and assessed against the sub-account with the largest value. The maintenance charge for all contracts issued prior to April 29, 1988 was $2.50 per month. All contracts issued on or after April 29, 1988 are charged $30 annually on the anniversary date of the contract.

C.       Contingent Deferred Sales Charge -

         A contingent deferred sales charge (surrender charge) is imposed upon the withdrawal of funds from certain variable annuity contracts to compensate WM Life for sales and other marketing expenses during the first seven policy years. The amount of any sales charge will depend on the amount withdrawn and the number of contract years that have elapsed since the deposit date. No deferred sales charge is imposed on death benefits.


NOTE D - TAXES:

The operations of the sub-accounts form a part of, and are taxed with, the operations of WM Life. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the contract owners are not taxed to WM Life. As a result, the net asset values of the sub-accounts and the Account in total, are not affected by federal income taxes on distributions received by the sub-accounts.

NOTE E - ACCUMULATION UNIT TRANSACTIONS:

The number of accumulation units purchased and withdrawn throughout the periods ended December 31 were as follows -

                                          1997                               1996
                             ----------------- ---------------- ----------------- -----------------
                              Accumulation      Accumulation     Accumulation      Accumulation
                                Units             Units            Units             Units
           Sub-Account        Purchased         Withdrawn        Purchased         Withdrawn
- -------------------------- ----------------- ---------------- ----------------- -----------------
Composite Money Market*              -                -                 -                 -
Composite Growth & Income      180,381           94,177           374,607            56,643
Composite Income                74,857           93,657           162,060            92,251
Composite Northwest            143,464           39,729           191,512            28,057
Scudder International**         22,195                -                 -                 -
Scudder Capital Growth**        30,619                -                 -                 -
Scudder Money Market**          14,281            4,552                 -                 -

*Sub-account closed in 1996. No contractholder activity during 1996 or 1997. See
Note 1

**For the period from May 1, 1997 (inception date) to December 31, 1997.

The number of accumulation units and the unit value of such units were as follows at December 31, 1997 and 1996.


                            ---------------- --------------- ----------- -------------
          Sub-Account           Units          Unit Value      Units      Unit Value
--------------------------- ---------------- --------------- ----------- -------------
Composite Growth & Income   1,188,292.7224      $47.96       1,102,089    $37.43
Composite Income              577,882.8896       31.68         596,683     28.98
Composite Northwest           633,794.7227       30.06         530,060     22.89
Scudder International          22,194.9609       15.66               -         -
Scudder Capital Growth         30,619.3146       18.44               -         -
Scudder Money Market            9,728.7527       15.41               -         -

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                         SAFECO LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                   -----

Report of Independent Auditors................................................................        A-12

Consolidated Financial Statements

    Consolidated Balance Sheet................................................................        A-13

    Statement of Consolidated Income..........................................................        A-14

    Statement of Changes in Shareholder's Equity..............................................        A-15

    Statement of Consolidated Cash Flows......................................................        A-16

    Notes to Consolidated Financial Statements................................................        A-18

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
SAFECO Life Insurance Company

We have audited the accompanying consolidated balance sheet of SAFECO Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAFECO Life Insurance Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, SAFECO Life Insurance Company and subsidiaries adopted certain new accounting standards in 1995 as required by the Financial Accounting Standards Board.

                                                           /s/ Ernst & Young LLP

Seattle, Washington
February 13, 1998

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousands Except Share Amounts)

                                                                                    DECEMBER 31
                                                                              ------------------------
                                                                                 1997         1996
                                                                              -----------  -----------
ASSETS
Investments (Note 3):
  Fixed Maturities Available-for-Sale, at Market Value
    (Amortized Cost: 1997-$8,901,583; 1996-$7,597,733)......................  $ 9,401,886  $ 7,853,553
  Fixed Maturities Held-to-Maturity, at Amortized Cost
    (Market Value: 1997-$3,159,888; 1996-$2,670,004)........................    2,708,558    2,488,324
  Marketable Equity Securities, at Market Value
    (Cost: 1997-$10,651; 1996-$9,629).......................................       15,552       18,902
  First Mortgage Loans on Real Estate:
    Nonaffiliates (At cost, less allowance for losses:
      1997-$11,609; 1996-$10,943)...........................................      475,975      447,596
    Affiliates..............................................................      175,183      140,743
  Real Estate...............................................................        3,399        4,134
  Policy Loans..............................................................       60,249       58,153
  Short-Term Investments (At cost which approximates market)................       56,374       69,878
  Investment in Limited Partnerships........................................          250          250
                                                                              -----------  -----------
    Total Investments.......................................................   12,897,426   11,081,533
Cash........................................................................      244,512       19,136
Accrued Investment Income...................................................      181,757      159,790
Accounts and Notes Receivable (At cost, less allowance
  for doubtful accounts: 1997-$78; 1996-$85)................................       48,204       23,582
Reinsurance Recoverables (Note 6)...........................................       28,515       25,204
Deferred Policy Acquisition Costs (Net of valuation
  allowance: 1997-$35,349; 1996-$19,040)....................................      239,843      240,464
Present Value of Future Profits.............................................       13,239      --
Other Assets................................................................       63,544        5,497
Current Income Taxes Recoverable (Note 10)..................................      --               792
Assets Held in Separate Accounts............................................      905,417      491,212
                                                                              -----------  -----------
        Total Assets........................................................  $14,622,457  $12,047,210
                                                                              -----------  -----------
                                                                              -----------  -----------

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy and Contract Liabilities (Note 6):
    Future Policy Benefits..................................................  $   151,675  $   149,624
    Policy and Contract Claims..............................................       37,688       29,155
    Premiums Paid in Advance................................................        9,145        8,846
    Funds Held Under Deposit Contracts......................................   11,539,473    9,792,730
    Other Policyholders' Funds..............................................      166,759      134,422
                                                                              -----------  -----------
      Total Policy and Contract Liabilities.................................   11,904,740   10,114,777
  Other Liabilities.........................................................      125,247       76,089
  Federal Income Taxes (Note 10):
    Current.................................................................       19,192      --
    Deferred (Includes tax on unrealized appreciation of investment
     securities: 1997-$164,449; 1996-$86,120)...............................      179,296      103,648
  Liabilities Related to Separate Accounts..................................      905,417      491,212
                                                                              -----------  -----------
      Total Liabilities.....................................................   13,133,892   10,785,726
                                                                              -----------  -----------
Shareholder's Equity:
  Common Stock, $250 Par Value;
    20,000 Shares Authorized, Issued and Outstanding........................        5,000        5,000
  Additional Paid-In Capital................................................       85,000       85,000
  Retained Earnings (Note 8)................................................    1,093,048    1,011,439
  Unrealized Appreciation of Investment Securities, Net of Tax (Note 3).....      305,517      160,045
                                                                              -----------  -----------
      Total Shareholder's Equity............................................    1,488,565    1,261,484
                                                                              -----------  -----------
        Total Liabilities and Shareholder's Equity..........................  $14,622,457  $12,047,210
                                                                              -----------  -----------
                                                                              -----------  -----------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED INCOME
(In Thousands)

                                                                        YEAR ENDED DECEMBER 31
                                                                  ----------------------------------
                                                                     1997        1996        1995
                                                                  ----------  ----------  ----------
Revenues:
  Premiums......................................................  $  240,595  $  240,100  $  237,025
  Investment Income:
    Interest on Fixed Maturities................................     830,837     767,309     716,510
    Interest on Mortgage Loans..................................      56,232      52,127      51,912
    Interest on Short-Term Investments..........................       3,419       2,935       4,017
    Dividends from Marketable Equity Securities.................       1,044         843       1,387
    Dividends from Redeemable Preferred Stock...................      16,026      12,654       3,065
    Other Investment Income.....................................       3,843       3,879       4,155
                                                                  ----------  ----------  ----------

        Total...................................................     911,401     839,747     781,046
    Less Investment Expenses....................................       3,485       3,709       3,546
                                                                  ----------  ----------  ----------

  Net Investment Income.........................................     907,916     836,038     777,500
                                                                  ----------  ----------  ----------

  Other Revenue.................................................      21,751      12,933      11,608
  Realized Investment Gain (Note 3).............................       6,807      10,439       5,676
                                                                  ----------  ----------  ----------

        Total...................................................   1,177,069   1,099,510   1,031,809
                                                                  ----------  ----------  ----------

Benefits and Expenses:
  Policy Benefits...............................................     844,926     782,213     723,466
  Commissions...................................................      93,681      74,724      79,163
  Personnel Costs...............................................      48,503      43,609      42,314
  Taxes Other Than Payroll and Income Taxes.....................      11,817      15,512       7,913
  Other Operating Expenses......................................      46,639      45,224      42,978
  Amortization of Deferred Policy Acquisition Costs.............      36,946      35,652      32,376
  Deferral of Policy Acquisition Costs..........................     (53,068)    (42,426)    (35,347)
                                                                  ----------  ----------  ----------

        Total...................................................   1,029,444     954,508     892,863
                                                                  ----------  ----------  ----------

Income before Federal Income Taxes..............................     147,625     145,002     138,946
                                                                  ----------  ----------  ----------

Provision (Benefit) for Federal Income Taxes (Note 10):
  Current.......................................................      54,705      57,417      61,830
  Deferred......................................................      (4,689)     (6,471)    (13,800)
                                                                  ----------  ----------  ----------

        Total...................................................      50,016      50,946      48,030
                                                                  ----------  ----------  ----------

Net Income......................................................  $   97,609  $   94,056  $   90,916
                                                                  ----------  ----------  ----------
                                                                  ----------  ----------  ----------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
(In Thousands)

                                                                        YEAR ENDED DECEMBER 31
                                                                  ----------------------------------
                                                                     1997        1996        1995
                                                                  ----------  ----------  ----------

Common Stock....................................................  $    5,000  $    5,000  $    5,000
                                                                  ----------  ----------  ----------
Additional Paid-In Capital......................................      85,000      85,000      85,000
                                                                  ----------  ----------  ----------
Retained Earnings:
      Balance at the Beginning of Year..........................   1,011,439     921,383     834,467
      Net Income................................................      97,609      94,056      90,916
      Dividends to Parent.......................................     (16,000)     (4,000)     (4,000)
                                                                  ----------  ----------  ----------
      Balance at the End of Year................................   1,093,048   1,011,439     921,383
                                                                  ----------  ----------  ----------
Unrealized Appreciation of Investment Securities, Net of Tax
  (Note 3):
      Balance at the Beginning of Year..........................     160,045     320,452    (126,229)
      Change in Unrealized Appreciation.........................     156,073    (175,861)    474,511
      Change in Deferred Policy Acquisition Costs Valuation
        Allowance...............................................     (10,601)     15,454     (27,830)
                                                                  ----------  ----------  ----------
      Balance at the End of Year................................     305,517     160,045     320,452
                                                                  ----------  ----------  ----------
        Shareholder's Equity....................................  $1,488,565  $1,261,484  $1,331,835
                                                                  ----------  ----------  ----------
                                                                  ----------  ----------  ----------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS
(In Thousands)

                                                                       YEAR ENDED DECEMBER 31
                                                                -------------------------------------
                                                                   1997         1996         1995
                                                                -----------  -----------  -----------
OPERATING ACTIVITIES:
  Insurance Premiums Received.................................  $   216,089  $   216,801  $   216,269
  Dividends and Interest Received.............................      819,433      754,878      703,053
  Other Operating Receipts....................................       19,299       12,948       10,607
  Insurance Claims and Policy Benefits Paid...................     (353,227)    (302,955)    (272,206)
  Underwriting, Acquisition and Insurance Operating Costs
    Paid......................................................     (202,077)    (172,251)    (169,904)
  Income Taxes Paid...........................................      (36,140)     (71,255)     (61,247)
                                                                -----------  -----------  -----------
      Net Cash Provided by Operating Activities...............      463,377      438,166      426,572
                                                                -----------  -----------  -----------
INVESTING ACTIVITIES:
  Purchases of:
    Fixed Maturities Available-for-Sale.......................   (1,891,778)  (1,544,998)  (1,424,510)
    Fixed Maturities Held-to-Maturity.........................     (199,589)    (473,206)    (291,965)
    Purchase of Subsidiary, Net of Cash Acquired..............      116,122      --           --
    Marketable Equity Securities..............................       (5,773)        (272)        (260)
    Other Investments.........................................          (15)         (15)         (14)
    Policy and Nonaffiliated Mortgage Loans...................      (96,019)     (85,485)     (55,302)
    Affiliated Mortgage Loans.................................      (40,000)     (34,650)     (12,643)
  Maturities of Fixed Maturities Available-for-Sale...........      435,788      466,509      375,291
  Maturities of Fixed Maturities Held-to-Maturity.............        8,907       21,694       17,878
  Sales of:
    Fixed Maturities Available-for-Sale.......................      869,091      721,229      327,160
    Fixed Maturities Held-to-Maturity.........................      --            13,316      --
    Marketable Equity Securities..............................       11,185       10,394        2,172
    Other Investments.........................................        2,000        1,100          180
    Real Estate...............................................          639        1,086          876
    Policy and Nonaffiliated Mortgage Loans...................       61,159       48,341       50,734
    Affiliated Mortgage Loans.................................        5,560       31,730        8,977
  Net (Increase) Decrease in Short-Term Investments...........       11,519       (1,250)      (5,811)
  Other.......................................................      (50,141)        (747)        (122)
                                                                -----------  -----------  -----------
      Net Cash Used in Investing Activities...................     (761,345)    (825,224)  (1,007,359)
                                                                -----------  -----------  -----------
FINANCING ACTIVITIES:
  Funds Received Under Deposit Contracts......................    1,392,517    1,148,590    1,304,665
  Return of Funds Held Under Deposit Contracts................     (861,221)    (765,480)    (720,845)
  Dividends to Parent.........................................      (13,000)      (4,000)      (4,000)
  Net Proceeds from (Repayment of) Short-Term Borrowings......        5,048       (7,802)       9,143
                                                                -----------  -----------  -----------
      Net Cash Provided by Financing Activities...............      523,344      371,308      588,963
                                                                -----------  -----------  -----------
Net Increase (Decrease) in Cash...............................      225,376      (15,750)       8,176
Cash at Beginning of Year.....................................       19,136       34,886       26,710
                                                                -----------  -----------  -----------
Cash at End of Year...........................................  $   244,512  $    19,136  $    34,886
                                                                -----------  -----------  -----------
                                                                -----------  -----------  -----------

For purposes of reporting cash flows, cash consists of balances on hand and on deposit in banks and financial institutions.

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS --
RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
(In Thousands)

                                                                           YEAR ENDED DECEMBER 31
                                                                       -------------------------------
                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Net Income...........................................................  $  97,609  $  94,056  $  90,916
                                                                       ---------  ---------  ---------
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Realized Investment Gain.........................................     (6,807)   (10,439)    (5,676)
    Amortization of Fixed Maturity Investments.......................    (24,929)   (26,811)   (26,050)
    Deferred Federal Income Tax Benefit..............................     (4,689)    (6,471)   (13,800)
    Interest Expense on Deposit Contracts............................    473,851    460,594    432,327
    Other............................................................     (7,877)       574      3,140

    Changes in:
      Future Policy Benefits.........................................      1,855     (4,466)    (1,232)
      Policy and Contract Claims.....................................      2,830      2,748     (2,643)
      Premiums Paid in Advance.......................................        299        637       (574)
      Deferred Policy Acquisition Costs..............................    (15,688)    (6,198)    (6,116)
      Accrued Investment Income......................................    (11,451)    (8,893)    (8,990)
      Accrued Interest on Accrual Bonds..............................    (48,354)   (44,015)   (36,908)
      Other Receivables..............................................     (5,467)    (8,639)    (2,353)
      Current Federal Income Taxes...................................     18,565    (13,839)       583
      Other Assets and Liabilities...................................     (2,350)     4,668        449
      Other Policyholders' Funds.....................................     (4,020)     4,660      3,499
                                                                       ---------  ---------  ---------
        Total Adjustments............................................    365,768    344,110    335,656
                                                                       ---------  ---------  ---------
Net Cash Provided by Operating Activities............................  $ 463,377  $ 438,166  $ 426,572
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in thousands, unless otherwise stated)

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF OPERATIONS. SAFECO Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the state of Washington. The Company offers individual and group insurance products, pension plans and annuity products, marketed through professional agents in all states and the District of Columbia. The Company directly owns three subsidiaries, SAFECO National Life Insurance Company, First SAFECO National Life Insurance Company of New York, and WM Life Insurance Company, and indirectly owns Empire Life Insurance Company. The Company acquired WM Life Insurance Company and Empire Life Insurance Company in 1997 (see Note 2). The Company is a wholly-owned subsidiary of SAFECO Corporation which is a Washington corporation whose subsidiaries engage primarily in insurance and financial service businesses.

   BASIS OF REPORTING. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best estimates and judgments of management. The financial statements include SAFECO Life Insurance Company and its subsidiaries.

   All significant intercompany transactions have been eliminated in the consolidated financial statements. Certain reclassifications have been made to prior year financial information to conform to the 1997 classifications.

   ACCOUNTING FOR PREMIUMS. Life and health insurance premiums are reported as income when collected for traditional individual life policies and when earned for group life and health policies. Funds received under pension deposit contracts, annuity contracts and universal life policies are recorded as liabilities rather than premium income when received. Revenues for universal life products consist of front-end loads, mortality charges and expense charges assessed against individual policyholder account balances. These loads and charges are recognized as income when earned.

   INVESTMENTS. Fixed maturity investments (i.e., bonds and redeemable preferred stocks) which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost in the balance sheet. Fixed maturities classified as available-for-sale are carried at market value, with changes in unrealized gains and losses recorded directly to shareholder's equity, net of applicable income taxes and deferred policy acquisition costs valuation allowance. The Company has no fixed maturities classified as trading.

   All marketable equity securities are classified as available-for-sale and carried at market value, with changes in unrealized gains and losses recorded directly to shareholder's equity, net of applicable income taxes.

   When the collectibility of income on certain investments is considered doubtful, they are placed on non-accrual status and thereafter interest income is recognized only when payment is received. Investments that have declined in market value below cost and for which the decline is judged to be other than temporary are written down to fair value. Writedowns are made directly on an individual security basis and reduce realized investment gains in the Statement of Consolidated Income.

   The cost of security investments sold is determined by the "identified cost" method.

   Mortgage loans are carried at outstanding principal balances, less an allowance for loan losses.

   REAL ESTATE AND DEPRECIATION. Income-producing real estate is classified as an investment. The Company provides straight-line depreciation on its buildings based upon their estimated useful lives.

   Investment real estate that has declined in market value below cost and for which the decline is judged to be other than temporary is written down to estimated realizable value. Writedowns reduce realized investment gains in the Statement of Consolidated Income.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (continued)
   DEFERRED POLICY ACQUISITION COSTS. Life and health acquisition costs, consisting of commissions and certain other underwriting expenses, which vary with and are primarily related to the production of new business, are deferred.

   Acquisition costs for pension deposit contracts, deferred annuity contracts and universal life policies are amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred policy acquisition costs is adjusted accordingly; such adjustments would be included in current operations. There were no significant revisions made in 1997, 1996 or 1995.

   Acquisition costs for traditional individual life insurance policies are amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit liabilities. Acquisition costs for group life and health policies are amortized over the lives of the policies in proportion to premium received.

   PRESENT VALUE OF FUTURE PROFITS. The present value of future profits represents the actuarially determined present value of anticipated profits to be realized from annuity and life insurance business purchased. The present value was determined using a discount rate of 12.5%. For annuity contracts, amortization of the present value of future profits is in relation to the present value of the expected gross profits on the contracts, discounted using the interest rate credited to the underlying policies. The present value of future profits is reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments were recorded in 1997.

   OTHER ASSETS. Call options on the S&P 500 index are purchased by the Company to hedge the growth in interest credited on equity indexed annuities sold. Premiums paid to purchase these call options are capitalized and included in other assets. Call option premiums are amortized as an expense over the term of the option on a straight-line basis. Gains and losses on these instruments are recorded in income when realized. The balance in other assets for call option premiums at December 31, 1997 is $21,232.

   The Financial Accounting Standards Board (FASB) has issued an exposure draft addressing accounting and disclosure requirements for derivative financial instruments. The Company's accounting treatment for options may change in the future based on the issuance of definitive guidance from the FASB.

   On December 31, 1997, the Company acquired Washington Mutual, Inc.' s life insurance subsidiaries, WM Life Insurance Company and Empire Life Insurance Company, and Washington Mutual, Inc. agreed to distribute the Company's annuity products through the Washington Mutual, Inc. multi-state banking network. The portion of this transaction relating to the distribution agreement is valued at $35 million and will be amortized on a straight-line basis over 15 years. The unamortized balance of $35 million is included in other assets.

   FUTURE POLICY BENEFITS. Liabilities for universal life insurance policies, deferred annuity and pension deposit contracts are equal to the accumulated account value of such policies or contracts as of the valuation date. Liabilities for structured settlement annuities are based on interest rate assumptions using market rates at issue, graded downward over 40 years to a range of 5.5% to 8.75%.

   Liabilities for future policy benefits under traditional individual life insurance policies have been computed on the level premium method using interest, mortality and persistency assumptions based on actual experience modified to provide for adverse deviation. Interest assumptions range from 8.5% graded to 3.25%.

   POLICY AND CONTRACT CLAIMS. The liability for policy and contract claims is established on the basis of reported losses ("case basis" method). Provision is also made for claims incurred but not reported, based on historical experience. The estimates for claims incurred but not reported are continually reviewed and any necessary adjustments are reflected in current operations.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (continued)
   SEPARATE ACCOUNTS. The Company administers segregated asset accounts for variable annuity and variable universal life clients. The assets of these Separate Accounts, which consist of common stocks, are the property of the Company. The liabilities of these Separate Accounts represent reserves established to meet withdrawal and future benefit payment provisions of contracts with these clients. The assets of the Separate Accounts, equal to the reserves and other contract liabilities of the Separate Accounts, are not chargeable with liabilities arising out of any other business the Company may conduct. Investment risks associated with market value changes are borne by the clients. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on the assets of the Separate Account are not reflected in the Statement of Consolidated Income. Management fees and other charges assessed against the contracts are included in other revenue.

   FEDERAL INCOME TAXES. The Company and its subsidiaries, except for WM Life Insurance Company and Empire Life Insurance Company, are included in a consolidated federal income tax return filed by SAFECO Corporation. Tax payments (credits) are made to or received from SAFECO Corporation on a separate tax return filing basis. The Company provides for federal income taxes based on financial reporting income and deferred federal income taxes on temporary differences between financial reporting and taxable income.

   NEW ACCOUNTING STANDARDS. In 1993, the FASB adopted Statement 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on valuing impaired loans. The FASB also issued Statement 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," in 1994, which amends Statement 114. Both statements were effective for 1995 and adopted by the Company on January 1, 1995. Adoption did not affect net income. For additional disclosure relating to these two statements, see Note 3.

   In June of 1997, the FASB issued Statement 130, "Reporting Comprehensive Income." Statement 130 is effective for fiscal years beginning after December 15, 1997 and the Company will adopt it in the first quarter of 1998. Adoption will have no effect on net income but will require the reporting of "comprehensive income," which will include net income and certain items currently reported in shareholder's equity.

   The FASB issued Statement 131, "Disclosures about Segments of an Enterprise and Related Information," in June of 1997. Statement 131 changes the way information about business segments is reported in annual financial statements and requires the reporting of selected segment information in interim reports. This statement is effective for financial statements for periods beginning after December 15, 1997, and the Company plans on providing the required segment information in its 1998 consolidated financial statements. This statement has no effect on net income.

2.  ACQUISITION

   On December 31, 1997, the Company acquired Washington Mutual, Inc.'s life insurance subsidiaries, WM Life Insurance Company and Empire Life Insurance Company for $105.8 million. The fair value of assets acquired, excluding cash, was $766,921, and the fair value of liabilities assumed was $882,226. The acquisition is being treated as a purchase for accounting purposes, and allocation of purchase price resulted in no goodwill. The transaction was financed through internal sources.

   The unaudited pro forma condensed results of operations presented below assume the acquisition of WM Life Insurance Company and Empire Life Insurance Company occurred at the beginning of 1996, and give effects to actual operating results prior to the acquisition. These pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1996 nor are they necessarily indicative of future consolidated results.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 (continued)
   PRO FORMA INFORMATION -- UNAUDITED

                                           YEAR ENDED DECEMBER 31
                                          ------------------------
                                             1997         1996
                                          -----------  -----------
Revenues................................  $ 1,244,530  $ 1,162,614
Net income..............................      103,474       97,654

3.  INVESTMENT SUMMARY

   A summary of fixed maturities and marketable equity securities classified as available-for-sale at December 31, 1997 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
United States government and government
  agencies and authorities..............  $   604,305  $   61,328   $       (47)   $    61,281    $   665,586
States, municipalities and political
  subdivisions..........................      134,160      13,439          (720)        12,719        146,879
Foreign governments.....................      102,053       6,674            (7)         6,667        108,720
Public utilities........................    1,467,168     100,208        (1,175)        99,033      1,566,201
All other corporate bonds...............    3,803,982     186,502        (1,174)       185,328      3,989,310
Mortgage-backed securities..............    2,789,915     139,056        (3,781)       135,275      2,925,190
                                          -----------  -----------  ------------   ------------   -----------
Total fixed maturities classified as
  available-for-sale....................    8,901,583     507,207        (6,904)       500,303      9,401,886
Marketable equity securities............       10,651       4,906            (5)         4,901         15,552
                                          -----------  -----------  ------------   ------------   -----------
Total investment securities classified
  as available-for-sale.................  $ 8,912,234  $  512,113   $    (6,909)       505,204    $ 9,417,438
                                          -----------  -----------  ------------                  -----------
                                          -----------  -----------  ------------                  -----------
Deferred policy acquisition costs
  valuation allowance...........................................................       (35,349)
Applicable federal income tax...................................................      (164,338)
                                                                                   ------------
Unrealized appreciation of investment
  securities, net of tax, included in
  shareholder's equity..........................................................   $   305,517
                                                                                   ------------
                                                                                   ------------

   A summary of fixed maturities classified as held-to-maturity at December 31, 1997 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
United States government and government
  agencies and authorities..............  $   257,881  $   74,238   $   --         $    74,238    $   332,119
States, municipalities and political
  subdivisions..........................      120,345      14,917       --              14,917        135,262
Foreign governments.....................      148,903      40,306       --              40,306        189,209
Public utilities........................      417,519      78,330       --              78,330        495,849
All other corporate bonds...............    1,462,968     208,201          (142)       208,059      1,671,027
Mortgage-backed securities..............      300,942      35,574           (94)        35,480        336,422
                                          -----------  -----------       ------    ------------   -----------
Total fixed maturities classified as
  held-to-maturity......................  $ 2,708,558  $  451,566   $      (236)   $   451,330    $ 3,159,888
                                          -----------  -----------       ------    ------------   -----------
                                          -----------  -----------       ------    ------------   -----------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 (continued)
   A summary of fixed maturities and marketable equity securities classified as available-for-sale at December 31, 1996 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
United States government and government
  agencies and authorities..............  $   746,401  $   38,689   $    (1,915)   $    36,774    $   783,175
States, municipalities and political
  subdivisions..........................      131,538      11,192        (1,009)        10,183        141,721
Foreign governments.....................       74,427       4,575            (7)         4,568         78,995
Public utilities........................    1,428,912      72,384        (7,220)        65,164      1,494,076
All other corporate bonds...............    2,707,297     100,673       (15,464)        85,209      2,792,506
Mortgage-backed securities..............    2,509,158      72,485       (18,563)        53,922      2,563,080
                                          -----------  -----------  ------------   ------------   -----------
Total fixed maturities classified as
  available-for-sale....................    7,597,733     299,998       (44,178)       255,820      7,853,553
Marketable equity securities............        9,629       9,518          (245)         9,273         18,902
                                          -----------  -----------  ------------   ------------   -----------
Total investment securities classified
  as available-for-sale.................  $ 7,607,362  $  309,516   $   (44,423)       265,093    $ 7,872,455
                                          -----------  -----------  ------------                  -----------
                                          -----------  -----------  ------------                  -----------
Deferred policy acquisition costs
  valuation allowance...........................................................       (19,040)
Applicable federal income tax...................................................       (86,008)
                                                                                   ------------
Unrealized appreciation of investment
  securities, net of tax, included in
  shareholder's equity..........................................................   $   160,045
                                                                                   ------------
                                                                                   ------------

   A summary of fixed maturities classified as held-to-maturity at December 31, 1996 follows:

                                                             GROSS        GROSS         NET       ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED   UNREALIZED     MARKET
                                                COST         GAINS       LOSSES        GAIN         VALUE
                                             -----------  -----------  -----------  -----------  -----------
United States government and government
  agencies and authorities.................  $   244,686   $  29,559    $    (396)   $  29,163   $   273,849
States, municipalities and political
  subdivisions.............................      103,075       3,797         (664)       3,133       106,208
Foreign governments........................      148,300      24,403       --           24,403       172,703
Public utilities...........................      545,249      48,130       (4,279)      43,851       589,100
All other corporate bonds..................    1,155,146      82,922       (9,495)      73,427     1,228,573
Mortgage-backed securities.................      291,868      13,110       (5,407)       7,703       299,571
                                             -----------  -----------  -----------  -----------  -----------
Total fixed maturities classified as
  held-to-maturity.........................  $ 2,488,324   $ 201,921    $ (20,241)   $ 181,680   $ 2,670,004
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 (continued)
   The amortized cost and estimated market value of fixed maturities at December 31, 1997, by contractual maturity, are presented below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                                        ------------------------  ------------------------
                                                                      ESTIMATED                 ESTIMATED
                                                         AMORTIZED     MARKET      AMORTIZED     MARKET
                                                           COST         VALUE        COST         VALUE
                                                        -----------  -----------  -----------  -----------
Due in one year or less...............................  $   243,954  $   245,140  $   --       $   --
Due after one year through five years.................    1,886,758    1,959,986            3            4
Due after five years through ten years................    1,268,615    1,320,613       49,128       56,715
Due after ten years...................................    2,712,341    2,950,957    2,358,485    2,766,747
Mortgage-backed securities............................    2,789,915    2,925,190      300,942      336,422
                                                        -----------  -----------  -----------  -----------
    Total.............................................  $ 8,901,583  $ 9,401,886  $ 2,708,558  $ 3,159,888
                                                        -----------  -----------  -----------  -----------
                                                        -----------  -----------  -----------  -----------

   At December 31, 1997 and 1996, the Company held below investment grade fixed maturities of $316 million and $242 million at amortized cost, respectively. The respective market values of these investments were approximately $329 million and $239 million. These holdings amounted to 2.6% and 2.3% of the Company's investments in fixed maturities at market value at December 31, 1997 and 1996, respectively.

   Certain fixed maturity securities with an amortized cost of $7,543 and $4,648 at December 31, 1997 and 1996, respectively, were on deposit with various regulatory authorities to meet requirements of insurance and financial codes.

   At December 31, 1997 and 1996, mortgage loans constituted approximately 4.5% and 4.9% of total assets, respectively, and are secured by first mortgage liens on income-producing commercial real estate, primarily in the retail, industrial and office building sectors. The majority of the properties are located in the western United States, with 39% of the total in California. Individual loans generally do not exceed $5 million.

   The carrying value of investments in fixed maturities and mortgage loans that did not produce income during the year ended December 31, 1997 is less than one percent of the total of such investments.

   The proceeds from sales of investment securities and related gains and losses for 1997 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
Proceeds from sales.................................     $   869,091        $   --             $  11,185
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------
Gross realized gains on sales.......................     $     5,805        $   --             $   6,832
Gross realized losses on sales......................          (9,410)           --                  (397)
                                                      -----------------       --------          --------
    Realized gains (losses) on sales................          (3,605)           --                 6,435
Other (Including net gain on calls and
  redemptions)......................................           5,074            --                --
Writedowns (Including writedowns on securities
  subsequently sold)................................            (197)           --                --
                                                      -----------------       --------          --------
Total realized gain.................................     $     1,272        $   --             $   6,435
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 (continued)
   The proceeds from sales of investment securities and related gains and losses for 1996 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1996
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
Proceeds from sales.................................     $   721,229        $   13,316         $  10,394
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------
Gross realized gains on sales.......................     $    19,779        $   --             $   4,847
Gross realized losses on sales......................         (18,837)           (1,328)           --
                                                      -----------------       --------          --------
    Realized gains (losses) on sales................             942            (1,328)            4,847
Other (Including net gain or loss on calls and
  redemptions)......................................          13,687              (141)           --
Writedowns (Including writedowns on securities
  subsequently sold)................................          (5,465)           --                --
                                                      -----------------       --------          --------
Total realized gain (loss)..........................     $     9,164        $   (1,469)        $   4,847
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------

   Two fixed maturities classified as held-to-maturity were sold during 1996 due to evidence of a significant deterioration in credit quality. The amortized cost of these securities was $14,644, and the losses realized on these sales were $1,328.

   The proceeds from sales of investment securities and related gains and losses for 1995 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1995
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
Proceeds from sales.................................     $   327,160        $   --             $   2,172
                                                      -----------------       --------           -------
                                                      -----------------       --------           -------
Gross realized gains on sales.......................     $    16,366        $   --             $   1,253
Gross realized losses on sales......................          (4,336)           --                  (282)
                                                      -----------------       --------           -------
    Realized gains on sales.........................          12,030            --                   971
Other (Including net gain on calls and
  redemptions)......................................           7,833            --                --
Writedowns (Including writedowns on securities
  subsequently sold)................................         (13,628)           --                --
                                                      -----------------       --------           -------
Total realized gain.................................     $     6,235        $   --             $     971
                                                      -----------------       --------           -------
                                                      -----------------       --------           -------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 (continued)
   The following summarizes the realized gain before federal income taxes and the net change in unrealized appreciation:

                                                                               YEAR ENDED DECEMBER 31
                                                                         ----------------------------------
                                                                            1997        1996        1995
                                                                         ----------  ----------  ----------

Realized gains (losses):
  Fixed maturities.....................................................  $    1,272  $    7,695  $    6,235
  Marketable equity securities.........................................       6,435       4,847         971
  First mortgage loans on real estate..................................        (900)     (2,050)     (1,600)
  Real estate..........................................................      --            (114)         70
  Investment in limited partnerships...................................      --              61      --
                                                                         ----------  ----------  ----------
    Realized gain before federal income taxes..........................  $    6,807  $   10,439  $    5,676
                                                                         ----------  ----------  ----------
                                                                         ----------  ----------  ----------


                                                                               YEAR ENDED DECEMBER 31
                                                                         ----------------------------------
                                                                            1997        1996        1995
                                                                         ----------  ----------  ----------
Increase (decrease) in unrealized appreciation of:
  Fixed maturities classified as available-for-sale....................  $  244,483  $ (268,956) $  726,046
  Marketable equity securities.........................................      (4,372)     (1,599)      3,971
  Deferred policy acquisition costs valuation allowance................     (16,309)     23,775     (42,815)
  Applicable federal income tax........................................     (78,330)     86,373    (240,521)
                                                                         ----------  ----------  ----------
  Net change in unrealized appreciation................................  $  145,472  $ (160,407) $  446,681
                                                                         ----------  ----------  ----------
                                                                         ----------  ----------  ----------

   The following table summarizes the Company's allowance for credit losses on non-affiliated mortgage loans:

                                                                                         YEAR ENDED DECEMBER
                                                                                                  31
                                                                                         --------------------
                                                                                           1997       1996
                                                                                         ---------  ---------
Allowance at beginning of year.........................................................  $  10,943  $   9,633

Provision for credit losses............................................................        900      2,050

Loans charged off as uncollectible.....................................................       (234)      (740)
                                                                                         ---------  ---------

Allowance at end of year...............................................................  $  11,609  $  10,943
                                                                                         ---------  ---------
                                                                                         ---------  ---------

   The allowance includes amounts determined under FAS 114 and FAS 118 (specific reserves), as well as general reserve amounts. The total investment in impaired loans, as defined under FAS 114 and 118 and before any reserve for losses, is $3.3 and $3.2 million at December 31, 1997 and 1996, respectively. A specific loan loss reserve has been established for each impaired loan, the total of which is $550 and $835 and is included in the overall allowance of $11.6 and $10.9 million at December 31, 1997 and 1996, respectively.

4.  COMMITMENTS AND CONTINGENCIES

   The Company is obligated under a real estate lease with an affiliate, General America Corporation, which expires in 2010. The minimum annual rental commitments under this obligation were $2,401 at December 31, 1997. At December 31, 1997, unfunded mortgage loan commitments approximated $5,785. The Company had no other material commitments or contingencies at December 31, 1997.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  FINANCIAL INSTRUMENTS

   ESTIMATED FAIR VALUES. Fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and/or estimating methodologies may have a material effect on the estimated fair value amounts.

   Carrying value is a reasonable estimate of fair value for cash, policy loans, short-term investments, accounts receivable and other liabilities.

   Fair value amounts for investments in fixed maturities and marketable equity securities are the same as market value. Market value generally represents quoted market prices for securities traded in the public market place or analytically determined values for securities not publicly traded.

   The fair values of mortgage loans have been estimated by discounting the projected cash flows using the current rate at which loans would be made to borrowers with similar credit ratings and for the same maturities.

   The fair value of investment contracts with defined maturities is estimated by discounting projected cash flows using rates that would be offered for similar contracts with the same remaining maturities. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value. These investment contracts are included in Funds Held Under Deposit Contracts.

   Estimated fair values of financial instruments at December 31 are as follows:

                                                                 1997                        1996
                                                     ----------------------------  ------------------------
                                                       CARRYING       ESTIMATED     CARRYING     ESTIMATED
                                                        AMOUNT       FAIR VALUE      AMOUNT     FAIR VALUE
                                                     -------------  -------------  -----------  -----------

Financial assets:

  Fixed maturities available-for-sale..............  $   9,401,886  $   9,401,886  $ 7,853,553  $ 7,853,553

  Fixed maturities held-to-maturity................      2,708,558      3,159,888    2,488,324    2,670,004

  Marketable equity securities.....................         15,552         15,552       18,902       18,902

  Mortgage loans...................................        651,158        677,000      588,339      596,000

Financial liabilities:

  Funds held under deposit contracts...............     11,539,473     12,021,000    9,792,730    9,935,000

   Other insurance-related financial instruments are exempt from fair value disclosure requirements.

   DERIVATIVE FINANCIAL INSTRUMENTS. The Company's investments in mortgage-backed securities of $3.3 billion and $2.9 billion, at market values, at December 31, 1997 and 1996, respectively, are primarily residential collateralized mortgage obligations and pass-throughs ("CMOs"). CMOs, while technically defined as derivative instruments, are exempt from derivative disclosure requirements. The Company's investment in CMOs comprised of the riskier, more volatile type (e.g., interest only, inverse floaters, etc.) has been intentionally limited to only a small amount (i.e., less than 1.5% and 1% of total CMOs at December 31, 1997 and 1996, respectively).

   The Company does not enter into financial instruments for trading or speculative purposes. The Company's involvement in other investment-type derivatives is also, intentionally, of a very limited nature. Such derivatives include call options, interest rate swaps on bond investments, currency-linked bonds and fixed-rate loan commitments. Individually, and in the aggregate, the notional amounts and fair values of these derivatives are not material and thus no additional disclosures are warranted.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  POLICY AND CONTRACT LIABILITIES

   REINSURANCE. The Company protects itself from excessive losses by ceding reinsurance to other companies, using automatic and facultative treaties. Reinsurance contracts do not relieve the Company of its obligations to policyholders. A continuing liability exists in the event a reinsurance company is unable to meet its obligations to the Company. The financial condition of its reinsurers is evaluated by the Company to minimize its exposure to losses from reinsurer insolvencies.

   The balance sheet caption "Reinsurance Recoverables" is comprised of the following amounts:

                                                                                             DECEMBER 31
                                                                                         --------------------
                                                                                           1997       1996
                                                                                         ---------  ---------
Unpaid losses and adjustment expense...................................................  $     906  $     136

Paid claims............................................................................        770        957

Life policy liabilities................................................................     26,756     23,784

Other reinsurance recoverables.........................................................         83        327
                                                                                         ---------  ---------

        Total reinsurance recoverables.................................................  $  28,515  $  25,204
                                                                                         ---------  ---------
                                                                                         ---------  ---------

   The effects of reinsurance on the premium and policy benefit amounts in the Statement of Consolidated Income are as follows:

                                                                                YEAR ENDED DECEMBER 31
                                                                            -------------------------------
                                                                              1997       1996       1995
                                                                            ---------  ---------  ---------

Reinsurance Ceded:

  Premiums................................................................  $ (13,305) $ (13,679) $ (10,385)
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

  Policy benefits.........................................................  $  (7,853) $  (4,039) $  (6,344)
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

Reinsurance Assumed:

  Premiums................................................................  $     180  $     175  $  (5,456)
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

  Policy benefits.........................................................  $   2,902  $   2,500  $  (2,503)
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

   In 1995, the Company sold a reinsurance assumed block of group disabled lives, involving disability income coverage, back to the ceding reinsurance pool. The ceding pool acquired the Company's $5.7 million disabled life claim reserve for a return-of-premium payment of $5.7 million. The reinsurance assumed premiums and policy benefits shown above reflect this transaction.

   POLICY AND CONTRACT CLAIMS. Accident and health claim reserves, the majority of which are incurred and paid in full within a one-year period, amount to less than 1% of total policy and contract liabilities. Therefore, no additional disclosures are warranted.

7.  STATUTORY BASIS INFORMATION

   The Company and its subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis). Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices not so prescribed.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 (continued)
   Statutory net income differs from income reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. The net income reported in the Statement of Consolidated Income does not include the net income of either WM Life Insurance Company or Empire Life Insurance Company, as their acquisition was effective December 31, 1997.

   Statutory net income and shareholder's equity, by company, are as follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                                           ----------------------------------
                                                                              1997        1996        1995
                                                                           ----------  ----------  ----------

Statutory Net Income:

  SAFECO Life Insurance Company..........................................  $   95,012  $   95,676  $  101,456

  SAFECO National Life Insurance Company.................................       1,322       1,249       1,187

  First SAFECO National Life Insurance Company
    of New York..........................................................         314         318         404
                                                                           ----------  ----------  ----------

        Total............................................................  $   96,648  $   97,243  $  103,047
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------


                                                                                      DECEMBER 31
                                                                           ----------------------------------
                                                                              1997        1996        1995
                                                                           ----------  ----------  ----------

Statutory Stockholder's Equity:

  SAFECO Life Insurance Company and Subsidiaries.........................  $  672,230  $  587,658  $  504,683
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------

   The Company has received written approval from the Washington State Insurance Department to treat certain loans (all made at market rates) to related SAFECO Corporation subsidiaries as admitted assets. The allowance of such loans has not materially enhanced surplus at December 31, 1997.

8.  DIVIDEND RESTRICTIONS

   Insurance companies are restricted by certain states as to the amount of dividends they may pay within a given calendar year to their parent without regulatory consent. Under insurance regulations of the state of Washington, the restriction is the greater of statutory net gain from operations for the previous year or 10% of policyholder surplus at the close of the previous year, subject to a maximum limit equal to statutory earned surplus. The amount of retained earnings available for the payment of dividends to SAFECO Corporation without prior regulatory approval was $94,672 at December 31, 1997.

9.  EMPLOYEE BENEFIT PLANS

   SAFECO Corporation and subsidiary companies (the Companies) administer defined contribution, defined benefit and profit sharing bonus plans covering substantially all employees. The defined contribution plans include profit sharing retirement plans and a savings plan. Benefits are earned under the defined benefit plan for each year of service after 1988, based on the employee's compensation level plus a stipulated rate of return on the benefit balance. It is SAFECO Corporation's policy to fund the defined benefit plan on a current basis to the full extent deductible under federal income tax regulations. The cost of these plans to the Company was $7,531, $7,901 and $7,599 for the years ended December 31, 1997, 1996 and 1995, respectively.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 (continued)

    The Companies also provide certain healthcare and life insurance benefits ("other postretirement benefits") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Companies. The cost of these benefits is shared with the retiree. The Company accrues for these costs during the years that employees provide services, pursuant to FASB Statement 106. Net periodic other postretirement benefit costs for the Company were $392, $474 and $282 in 1997, 1996 and 1995, respectively.

    The following table summarizes the Company's allocated share of the funded status of the plan:

                                                                                     DECEMBER 31
                                                                                 --------------------
                                                                                   1997       1996
                                                                                 ---------  ---------
Total accumulated postretirement benefit obligation (APBO).....................  $   4,709  $   3,765

Less: plan assets at fair value................................................        172        133
                                                                                 ---------  ---------

APBO in excess of plan assets..................................................      4,537      3,632

Unrecognized gain..............................................................        631      1,283
                                                                                 ---------  ---------

Accrued postretirement benefit cost recorded on the balance sheet..............  $   5,168  $   4,915
                                                                                 ---------  ---------
                                                                                 ---------  ---------

    Discount rate assumptions of 7.375%, 7.75% and 7.5% were used at December 31, 1997, 1996 and 1995, respectively. The accumulated postretirement benefit obligation at December 31, 1997 was determined using a healthcare cost trend rate of 10% for 1998, declining by 1% per year, starting in 1999, to 6% and remaining at that level thereafter. A one percentage point increase in the assumed healthcare cost trend rate for each year would increase the accumulated other postretirement benefit obligation as of December 31, 1997 by $626 and the annual net periodic other postretirement benefit cost for the year then ended by $68.

10. INCOME TAXES

   The Company uses the liability method of accounting for income taxes pursuant to FASB Statement 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

   Differences between income tax computed by applying the U.S. federal income tax rate of 35% to income before income taxes and the provision for federal income taxes are as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                                       -------------------------------
                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Computed "expected" tax expense......................................  $  51,669  $  50,751  $  48,631
Dividends received deduction.........................................        (49)       (24)       (44)
Tax exempt interest..................................................         (4)        (6)        (7)
Other................................................................     (1,600)       225       (550)
                                                                       ---------  ---------  ---------
        Income tax expense...........................................  $  50,016  $  50,946  $  48,030
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
Percent of income tax expense to income before tax...................       33.9%      35.1%      34.6%
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 (continued)
   The tax effect of temporary differences which give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                  DECEMBER 31
                                                                              --------------------
                                                                                1997       1996
                                                                              ---------  ---------

Deferred tax assets:

  Discounted loss and adjustment expense reserves...........................  $      77  $   1,359

  Uncollected premium adjustment............................................      2,607      2,270

  Adjustment to life policy liabilities.....................................     51,176     34,773

  Capitalization of policy acquisition costs................................     40,354     33,393

  Postretirement benefits...................................................      1,809      1,720

  Realized capital losses...................................................      3,534      5,887

  Guarantee fund assessments................................................      4,163      3,518

  Other.....................................................................      2,031      1,630
                                                                              ---------  ---------

        Total deferred tax assets...........................................    105,751     84,550
                                                                              ---------  ---------

Deferred tax liabilities:

  Deferred policy acquisition costs.........................................     96,317     90,826

  Present value of future profits...........................................      3,084     --

  Bond discount accrual.....................................................     19,631      9,525

  Unrealized appreciation of investment securities (Net of deferred policy
    acquisition costs valuation allowance: 1997-$12,372; 1996-$6,664).......    164,449     86,120

  Other.....................................................................      1,566      1,727
                                                                              ---------  ---------

        Total deferred tax liabilities......................................    285,047    188,198
                                                                              ---------  ---------

        Net deferred tax liability..........................................  $ 179,296  $ 103,648
                                                                              ---------  ---------
                                                                              ---------  ---------

   The following table reconciles the deferred tax benefit in the Statement of Income to the change in the deferred tax liability in the balance sheet for the year ended December 31:

                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------

Deferred tax benefit...............................................  $  (4,689) $  (6,471) $ (13,800)

Net deferred tax liability acquired in acquisitions................      2,008     --         --

Deferred tax changes reported in shareholder's equity:

  Increase (decrease) in liability related to unrealized
    appreciation or depreciation of investment securities..........     84,037    (94,694)   255,506

  Increase (decrease) in liability related to deferred policy
    acquisition costs valuation allowance..........................     (5,708)     8,321    (14,985)
                                                                     ---------  ---------  ---------

Increase (decrease) in net deferred tax liability..................  $  75,648  $ (92,844) $ 226,721
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SEGMENT DATA

   A major portion of investment income, realized gains or losses and assets is specifically identifiable with an industry segment. The remainder of these amounts has been allocated in proportion to the investment income identified with each segment.

                                                                         YEAR ENDED DECEMBER 31, 1997
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
Revenue:
  Premiums and Other (Including $29,169 of financial services
    revenue received from affiliates).............................  $    56,649  $   205,697  $     262,346
  Identifiable Investment Income..................................      564,917      263,240        828,157
  Investment Income Allocated.....................................       54,188       25,571         79,759
  Identifiable Realized Gain (Loss) from Investments..............         (789)       1,400            611
  Realized Gain from Investments Allocated........................        4,213        1,983          6,196
                                                                    -----------  -----------  -------------
        Total Revenue.............................................  $   679,178  $   497,891  $   1,177,069
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------
Amortization of Deferred Policy Acquisition Costs.................  $    16,249  $    20,697  $      36,946
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------
Income Before Income Taxes........................................  $    80,110  $    67,515  $     147,625
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------


                                                                               DECEMBER 31, 1997
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
Identifiable Assets:
  Deferred Policy Acquisition Costs...............................  $   166,447  $    73,396  $     239,843
  Policy Loans....................................................       32,091       28,158         60,249
  Invested Assets.................................................    8,378,819    3,412,049     11,790,868
  Other...........................................................      627,490      834,628      1,462,118
Invested Assets Allocated.........................................      710,485      335,825      1,046,310
Other Assets Allocated............................................       15,543        7,526         23,069
                                                                    -----------  -----------  -------------
        Total Assets..............................................  $ 9,930,875  $ 4,691,582  $  14,622,457
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

                                                                         YEAR ENDED DECEMBER 31, 1996
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
Revenue:
  Premiums and Other (Including $35,477 of financial services
    revenue received from affiliates).............................  $    48,964  $   204,069  $     253,033
  Identifiable Investment Income..................................      506,628      256,939        763,567
  Investment Income Allocated.....................................       48,157       24,314         72,471
  Identifiable Realized Gain from Investments.....................        2,636        2,884          5,520
  Realized Gain from Investments Allocated........................        3,271        1,648          4,919
                                                                    -----------  -----------  -------------
        Total Revenue.............................................  $   609,656  $   489,854  $   1,099,510
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------
Amortization of Deferred Policy Acquisition Costs.................  $    13,756  $    21,896  $      35,652
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------
Income Before Income Taxes........................................  $    81,849  $    63,153  $     145,002
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 (continued)

                                                                               DECEMBER 31, 1996
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------

Identifiable Assets:

  Deferred Policy Acquisition Costs...............................  $   163,802  $    76,662  $     240,464

  Policy Loans....................................................       30,774       27,379         58,153

  Invested Assets.................................................    6,660,938    3,298,105      9,959,043

  Other...........................................................      163,855      533,823        697,678

Invested Assets Allocated.........................................      707,269      357,068      1,064,337

Other Assets Allocated............................................       18,288        9,247         27,535
                                                                    -----------  -----------  -------------

        Total Assets..............................................  $ 7,744,926  $ 4,302,284  $  12,047,210
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

                                                                         YEAR ENDED DECEMBER 31, 1995
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------

Revenue:

  Premiums and Other (Including $29,029 of financial services
    revenue received from affiliates).............................  $    45,284  $   203,349  $     248,633

  Identifiable Investment Income..................................      450,655      256,570        707,225

  Investment Income Allocated.....................................       44,043       26,232         70,275

  Identifiable Realized Gain (Loss) from Investments..............       16,020       (8,586)         7,434

  Realized Loss from Investments Allocated........................       (1,112)        (646)        (1,758)
                                                                    -----------  -----------  -------------

        Total Revenue.............................................  $   554,890  $   476,919  $   1,031,809
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Amortization of Deferred Policy Acquisition Costs.................  $    12,222  $    20,154  $      32,376
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Income Before Income Taxes........................................  $    84,956  $    53,990  $     138,946
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------


                                                                               DECEMBER 31, 1995
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------

Identifiable Assets:

  Deferred Policy Acquisition Costs...............................  $   143,228  $    67,263  $     210,491

  Policy Loans....................................................       29,109       26,816         55,925

  Invested Assets.................................................    6,086,143    3,261,042      9,347,185

  Other...........................................................      155,358      327,863        483,221

Invested Assets Allocated.........................................      671,864      400,160      1,072,024

Other Assets Allocated............................................       18,179       11,148         29,327
                                                                    -----------  -----------  -------------

  Total Assets....................................................  $ 7,103,881  $ 4,094,292  $  11,198,173
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. IMPACT OF YEAR 2000 (UNAUDITED)

   Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This is commonly called the "Year 2000 problem." The Company has completed its assessment and has been modifying and replacing portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Year 2000 compliance cost for the Company is estimated at approximately $1,050, and as of December 31, 1997, the Company has incurred and expensed approximately $570. Based on the current progress and continuing modifications, the Company believes that it will be Year 2000 compliant and that the Year 2000 problem will not pose significant operational problems for its computer systems.

                                       PART C

PART C

OTHER INFORMATION

24a. FINANCIAL STATEMENTS

All required financial information and financial statements are included in Part A and Part B of the registration statement

24b. EXHIBITS

(1)(a) Resolution of the Board of Directors of WM Life Insurance Company authorizing establishment of the Composite Deferred Variable Account. 1/

   (b) Resolution of the Board of Directors of SAFECO Life Insurance Company.

(2)    Not applicable.

(3)    (a) Form of Principal Underwriter Agreement
       (b) Agent Agreement. 3/

(4)    Specimen Contract. 5/

(5)    Form of application for a Contract. 5/

(6)(a) Articles of Incorporation of SAFECO Life Insurance Company. 6/
   (b) By-laws of SAFECO Life Insurance Company. 6/

(7)    Not applicable.

(8)    Not applicable.

(9)(a) Opinion of Sutherland, Asbill & Brennan LLP. 2/
   (b) Consent of Sutherland, Asbill & Brennan LLP.

(10)   Consent of Ernst & Young LLP.

(11)   Not Applicable.

(12)   Agreement to Purchase Shares. 2/

(13)   Data Performance Computation Schedules. 4/

1/  Filed with the initial registration statement of WM Life Deferred Variable
       Annuity Account (File No. 33-11011) on December 29, 1986, and incorporated herein by reference.
2/  Filed with Pre-Effective Amendment No. 1 of WM Life Deferred Variable
       Annuity Account (File No. 33-11011) on April 10, 1987, and incorporated herein by reference.
3/  Filed with Post-Effective Amendment No. 1 of WM Life Deferred Variable
       Annuity Account (File No. 33-11011) on January 19, 1988, and incorporated herein by reference.
4/  Filed with Post-Effective Amendment No. 3 of WM Life Deferred Variable
       Annuity Account (File No. 33-11011) on April 29, 1988, and incorporated herein by reference.
5/  Filed with Post-Effective Amendment No. 12 of WM Life Deferred Variable
       Annuity Account (File No. 33-11011) on April 28, 1995, and incorporated herein by reference.

6/  Filed with SAFECO Separate Account C's registration statement on Form N-4
       (File No. 33-60331 and 811-8052) on June 16, 1995, and incorporated herein by reference.

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Set forth below is a list of each director and officer of SAFECO Life Insurance Company ("SAFECO") who is engaged in activities relating to SAFECO Deferred Variable Annuity Account or the variable annuity contracts offered through SAFECO Deferred Variable Annuity Account

Name and Principal               Position and Offices
 Business Address                   With Depositor
 ----------------                --------------------

Roger H. Eigsti          Director, Chairman of the Board
Randall H. Talbot        Director, President
John P. Fenlason         Senior Vice President
Roger F. Harbin          Executive Vice President, Actuary
Rod A. Pierson           Director, Senior Vice President, Secretary
James T. Flynn           Vice President, Controller, Assistant Secretary
Michael J. Kinzer        Vice President , Chief Actuary
George C. Pagos          Vice President, Associate General Counsel, Secretary
Ronald L. Spaulding      Director, Vice President, Treasurer
Donald S. Chapman        Director
Boh A. Dickey            Director
Dale E. Lauer            Director
James W. Ruddy           Director
W. Randall Stoddard      Director
William C Huff           Actuary

The principal business address of the foregoing (except for Dale Lauer) for business relating to SAFECO is SAFECO Plaza, Seattle, Washington 98185. The principal business address of Dale Lauer is 500 N. Meridian Street, Indianapolis, IN 46204.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT.

SAFECO Life Insurance Company is a wholly owned subsidiary of SAFECO Corporation, which is a publicly owned company. SAFECO Life Insurance Company is a Washington corporation. SAFECO Corporation, a Washington corporation, owns 100% of the following Washington corporations: SAFECO Insurance Company of America, General Insurance Company of America, First National Insurance Company of America, SAFECO Life Insurance Company, SAFECO Assigned Benefits Service Company, SAFECO Administrative Services, Inc., SAFECO Properties Inc., SAFECO Credit Company, Inc., SAFECO Asset Management Company, SAFECO Securities, Inc., SAFECO Services Corporation, SAFECO Trust Company and General America Corporation. SAFECO Corporation owns 100% of SAFECO National Insurance Company, a Missouri corporation, SAFECO Insurance Company of Illinois, an Illinois corporation and SAFECO Insurance Company of Pennsylvania, a Pennsylvania corporation. SAFECO Insurance Company of America owns 100% of SAFECO Surplus Lines Insurance Company, a Washington corporation, and Market Square Holding, Inc., a Minnesota corporation. SAFECO Life Insurance Company owns 100% of SAFECO National Life Insurance Company, a Washington corporation, First SAFECO National Life Insurance Company of New York, a New York corporation, and WM Life Insurance Company, an Arizona corporation. WM Life Insurance Company owns 100% of Empire Life Insurance Company, a Washington corporation. SAFECO Administrative Services, Inc. owns 100% of Employee Benefit Claims of Wisconsin, Inc. and Wisconsin Pension and Group Services, Inc., each a Wisconsin corporation. General America Corporation owns 100% of COMAV Managers, Inc., an Illinois corporation, F.B. Beattie & Co., Inc., a Washington corporation, General America Corp. of Texas, a Texas corporation, Talbot Financial Corporation, a Washington corporation, Goldware & Taylor Insurance Service, a California corporation and

SAFECO Select Insurance Services, Inc., a California corporation. F.B. Beattie & Co., Inc. owns 100% of F.B. Beattie Insurance Services, Inc., a California corporation. General America Corp. of Texas is Attorney-in-fact for SAFECO Lloyds Insurance Company, a Texas corporation. Talbot Financial Corporation owns 100% of Talbot Agency, Inc., a New Mexico corporation. Talbot Agency, Inc. owns 100% of PNMR Securities, Inc., a Washington corporation. SAFECO Properties Inc. owns 100% of the following, each a Washington corporation: SAFECARE Company, Inc. and Winmar Company, Inc. SAFECARE Company, Inc. owns 100% of the following, each a Washington corporation: RIA Development, Inc., S.C. Arkansas, Inc., S.C. Bellevue/Lynn, S.C. Bellevue, Inc., S.C. Everett, Inc., S.C. Everett/Lynn, S.C. Lynden, Inc., S.C. Lynden/Lynn, S.C. Marysville, Inc., S.C. Northgate, Inc., S.C. Northgate/LR1, L.L.C., S.C. Vancouver, Inc., S.C. Vancouver/Lynn (Joint Venture), SAFECARE S.C. Bakersfield, Inc. and SAFECARE S.C. Bakersfield/Lynn Limited Partnership. SAFECARE Company, Inc. owns 50% of Lifeguard Ventures, Inc., a California corporation, and S.C. River Oaks, Inc., a Washington corporation. Winmar Company, Inc. owns 100% of the following: C-W Properties, Inc., Gem State Investors, Inc., Kitsap Mall, Inc., WNY Development, Inc., Winmar Cascade, Inc., Winmar Metro, Inc., Winmar Northwest, Inc., Winmar Redmond, Inc. and Winmar of Kitsap, Inc., each a Washington corporation, and Capitol Court Corp., a Wisconsin corporation, SAFECO Properties of Boise, Inc., an Idaho corporation, SCIT, Inc., a Massachusetts corporation, Valley Fair Shopping Centers, Inc., a Delaware corporation, WDI Golf Club, Inc., a California corporation, Winmar Oregon, Inc., an Oregon corporation, Winmar of Texas, Inc., a Texas corporation, and Winmar of the Desert, Inc., a California corporation. Winmar Oregon, Inc. owns 100% of the following, each an Oregon corporation: North Coast Management, Inc., Pacific Surfside Corp., Winmar of Jantzen Beach, Inc. and W-P Development, Inc., and 100% of the following, each a Washington corporation: Washington Square, Inc. and Winmar Pacific, Inc.

SAFECO Corporation owns 100% of American States Financial Corporation, an Indiana corporation. American States Financial Corporation owns 100% of American States Insurance Company, an Indiana corporation. American States Insurance Company owns 100% of the following Indiana corporations: American Economy Insurance Company, American States Preferred Insurance Company, American States Life Insurance company, and City Insurance Agency, Inc. American States Insurance Company owns 100% of Insurance Company of Illinois, an Illinois corporation, and American States Lloyds Insurance Company, a Texas corporation. American Economy Insurance Company owns 100% of American States Insurance Company of Texas, a Texas corporation.

No person is directly or indirectly controlled by SAFECO Deferred Variable Annuity Account.

27. NUMBER OF CONTRACT OWNERS

As of July 31, 1998, there were 167 Owners of Qualified Contracts of the Registrant, and 2029 Owners of Non-Qualified Contracts.

28. INDEMNIFICATION

Under its Bylaws, SAFECO, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of SAFECO or otherwise) by reason of the fact that he or she is or was a director of SAFECO, or, while a director of SAFECO, is or was serving at the request of SAFECO as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

SAFECO shall extend such indemnification as is provided to directors above to any person, not a director of SAFECO, who is or was an officer of SAFECO or is or was serving at the request of SAFECO as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan. In addition, the Board of Directors of SAFECO may, by resolution, extend such further indemnification to an officer or such other person as may to it seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of SAFECO pursuant to such provisions of the bylaws or statutes or otherwise, SAFECO has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SAFECO of expenses incurred or paid by a director, officer or controlling person of SAFECO in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Contracts issued by the Separate Account, SAFECO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

SAFECO Securities, Inc., the principal underwriter for the Contracts, also acts as the principal underwriter for SAFECO's Individual Flexible Premium Variable Life Insurance Policies and Group

Variable Annuity Contracts, and SAFECO's Individual Flexible Purchase Payment Deferred Variable Annuity Contracts issued through SAFECO Separate Account C.

The following information is provided for each principal officer and director of the principal underwriter:

                                          Positions and Offices with Principal
   Name and Principal Business Address*   Underwriter
   -----------------------------------    ------------------------------------

   Rod. A. Pierson                        Director
   Ronald Spaulding                       Director
   David F. Hill                          Director, President and Secretary
   Neal A. Fuller                         Vice President, Controller, Treasurer,
                                          Financial Principal and Assistant
                                          Secretary

* The business address for all individuals listed is SAFECO Plaza, Seattle, Washington 98185.

During the fiscal year ended December 31, 1997, Composite Funds Distributor, Inc. served as the principal underwriter for the Contracts. As compensation for its distribution services, WM Life Insurance Company (the former depositor for the Contracts and a wholly owned subsidiary of SAFECO) paid Composite Funds Distributor, Inc. $787,040 for the year ended December 31, 1997.

30. LOCATION OF ACCOUNTS AND RECORDS

Roger Harbin
SAFECO Life Insurance Company
15411 NE 51st Street
Redmond, Washington  98052

31. MANAGEMENT SERVICES

No management related services are provided to the Registrant, except as discussed in Parts A and B.

32. UNDERTAKINGS

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) SAFECO Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by SAFECO Life Insurance Company.

                                     SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Seattle, and State of Washington, on this 30th day of September, 1998.

SAFECO DEFERRED VARIABLE ANNUITY ACCOUNT
(Registrant)

SAFECO LIFE INSURANCE COMPANY
 (Depositor)
(SEAL)

By: /s/ Randall H. Talbot
    ------------------------------


As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           Name                                 Title                  Date


/s/ Donald S. Chapman                         Director
--------------------------
Donald S. Chapman


/s/ Boh A. Dickey                             Director
--------------------------
Boh A. Dickey


/s/ R.H. Eigsti                          Director and Chairman
--------------------------
R.H. Eigsti


/s/ James T. Flynn                 Vice President, Controller and
--------------------------         Assistant Secretary (Principal
James T. Flynn                            Accounting Officer)


/s/ Ronald Spaulding                Director, Vice President and
--------------------------                     Treasurer
Ronald Spaulding


/s/ Rod A. Pierson                  Director, Senior Vice President
--------------------------                   and Secretary
Rod A. Pierson


/s/ James W. Ruddy                            Director
--------------------------
James W. Ruddy


/s/ W. Randall Stoddard                       Director
--------------------------
W. Randall Stoddard


/s/ Dale E. Lauer                             Director
--------------------------
Dale E. Lauer


/s/ Randall H. Talbot                  Director and President
--------------------------           (Principal Executive Officer)
Randall H. Talbot

                                       EXHIBIT INDEX


EXHIBIT NUMBER      DESCRIPTION
99.1.b.             Resolution of the Board of Directors of SAFECO
                    Life Insurance Company

99.3.a.             Form of Principal Underwriter Agreement

99.9.b.             Consent of Sutherland, Asbill & Brennan LLP

99.10               Consent of Ernst & Young LLP
